   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 20, 2000.

                                                      REGISTRATION NO. 333-44058
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                         AMENDMENT NO. 1 TO FORM S-1 ON

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                           --------------------------

                          CARRIER1 INTERNATIONAL S.A.
             (Exact name of Registrant as specified in its charter)

          LUXEMBOURG                       4813                    98-0199626
 (State or other jurisdiction        (Primary Standard          (I.R.S. Employer
       of incorporation          Industrial Classification    Identification No.)
       or organization)                Code Number)

                            ------------------------

                                ROUTE D'ARLON 3
                          L-8009 STRASSEN, LUXEMBOURG
                             (011) (41-1) 297-2600

              (Address, including ZIP code, and telephone number, including area code, of Registrant's principal executive offices)

                           --------------------------

                              KEES VAN OPHEM, ESQ.
                  VICE PRESIDENT, PURCHASE AND GENERAL COUNSEL
                          CARRIER1 INTERNATIONAL GMBH
                               MILITARSTRASSE 36
                          CH-8004 ZURICH, SWITZERLAND
                             (011) (41-1) 297-2600

           (Name, address, including ZIP code, and telephone number, including area code, of Registrant's agent for service)

                           --------------------------

                                    COPY TO:

                            PAUL D. BRUSILOFF, ESQ.
                              DEBEVOISE & PLIMPTON
                    TOWER 42 INTERNATIONAL FINANCIAL CENTER
                                OLD BROAD STREET
                                LONDON EC2N 1HQ
                                (4420) 7786-9000

                           --------------------------

    Approximate date of commencement of proposed sale to the public: From time to time or at one time after the effective date of this registration statement as determined by the registrants.

    If the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/


    If this Form is filed to register additional securities of an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                           --------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL
FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED OCTOBER 20, 2000.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT, OF WHICH THIS PROSPECTUS IS PART, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS


                          CARRIER1 INTERNATIONAL S.A.


                                1,685,813 SHARES
              IN THE FORM OF SHARES OR AMERICAN DEPOSITARY SHARES

                             ---------------------

    This prospectus relates to the registration of the offer and sale of up to 1,685,813 common shares of Carrier1 International S.A., par value $2.00 per share, that are issuable upon exercise of warrants held by the selling shareholders named in this prospectus. The shares may be offered for sale in the form of common shares or American Depositary Shares (ADSs).

    The offering price for the shares that may be sold by the selling shareholders may be the market price for our common shares prevailing at the time of the sale, a price related to the prevailing market price, a negotiated price or such other price as the selling shareholders determine from time to time.

    We will not receive any proceeds from the sales of the shares by the selling shareholders. We will receive up to $2,096,874 upon the exercise of the dollar warrants and up to $1,274,752 upon exercise of the euro warrants by the selling shareholders, based on an exercise price of $2.00 per share.


    Our common shares are traded on the Neuer Markt segment of the Frankfurt Stock Exchange under the symbol "CJN". On October 18, 2000, the last reported sale price of our common shares was E25.40. ADSs, each representing 0.2 of our common shares, are traded on the Nasdaq National Market under the symbol "CONE". On October 18, 2000, the last reported sale price of our ADSs was $4.1875.


      The offering by the selling shareholders is not being underwritten.

                            ------------------------


INVESTING IN THE SHARES OR ADSS INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.


                            ------------------------


    Neither the securities and exchange commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                            ------------------------


                THE DATE OF THIS PROSPECTUS IS OCTOBER 20, 2000.

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
SUMMARY.....................................................      2
RISK FACTORS................................................      6
USE OF PROCEEDS.............................................     17
SELECTED CONSOLIDATED FINANCIAL DATA........................     18
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................     20
SELLING SHAREHOLDERS........................................     34
DESCRIPTION OF SHARE CAPITAL................................     37
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS.................     42
TAXATION....................................................     49
PLAN OF DISTRIBUTION........................................     54
LEGAL MATTERS...............................................     55
EXPERTS.....................................................     55
WHERE YOU CAN FIND MORE INFORMATION.........................     55


------------------------

    When we refer to "Carrier1 International," we are referring to the holding company Carrier1 International S.A., the issuer of the shares and ADSs. When we refer to ourselves generally or to "Carrier1," we are referring to Carrier1 International and its subsidiaries and their predecessors, except where the context otherwise requires.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to give you any information or to make any representations about the transactions we discuss in this prospectus other than those contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom an offer or sale of securities is not permitted under applicable law. The delivery of this prospectus or the securities offered by this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. It also does not mean that the information in this prospectus is correct after this date.
                            ------------------------

                           CERTAIN REGULATORY ISSUES

    For investors outside the United States: No action has been or will be taken in any jurisdiction by us or any selling shareholder that would permit a public offering of the shares or ADSs or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this prospectus comes are required by us and any selling shareholder to inform themselves about, and to observe any restrictions as to, the offering of the shares and ADSs and the distribution of this prospectus.

    The distribution of this document, and the offering of the shares and ADSs in the United Kingdom is restricted. This document has not been drawn up in accordance with the United Kingdom's Public Offers of Securities Regulations 1995 and a copy has not been delivered to the Registrar of Companies in England and Wales for registration. Accordingly, the shares and ADSs may not be offered or sold in the United Kingdom other than to persons whose ordinary activities involve them in the acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995.

    Neither this prospectus, nor any other document issued in connection with the offering of the shares and ADSs, may be issued or passed on to any person in the United Kingdom unless that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise be lawfully issued or passed on. This prospectus is only directed at such persons in the UK and it would be imprudent for persons of any other kind to respond to it.

    The securities may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to individuals or legal entities who or which trade or invest in securities in the conduct of a business or profession, which includes, but is not limited to, banks, brokers, dealers, insurance companies, pension funds, other institutional investors and commercial enterprises which regularly, as an ancillary activity, invest in securities.

    This prospectus is being distributed on the basis that each person in the Netherlands to whom this prospectus is issued is reasonably believed to be a person falling within the exemption described in the foregoing paragraph. Accordingly, by accepting delivery of this prospectus the recipient warrants and acknowledges that it is a person falling within any such exemption.

    The offering of the shares and ADSs in the Republic of Italy has not been registered with the COMMISSIONE NAZIONALE PER LE SOCIETA E LA BORSA ("CONSOB") pursuant to Italian securities legislation. The distribution of this prospectus in the Republic of Italy is restricted to persons who qualify as professional investors under applicable Italian securities regulation.

                     PRESENTATION OF FINANCIAL INFORMATION

    We report our financial statements in U.S. dollars and prepare our financial statements in accordance with accounting principles generally accepted in the United States. We have adopted a fiscal year end of December 31.

    In this prospectus, except where otherwise indicated, references to:

    1)  "$" or "U.S. dollars" are to the lawful currency of the United States,

    2) "E" or "euro" are to the single currency at the start of the third stage of European economic and monetary union on January 1, 1999, pursuant to the treaty establishing the European Economic Community, as amended by the treaty on European Union, signed at Maastricht on February 7, 1992, and

    3)  "DM" or "Deutsche Mark" are to the lawful currency of Germany.

                                    SUMMARY

    THIS IS ONLY A SUMMARY. IT HIGHLIGHTS BASIC INFORMATION ABOUT CARRIER1. IT DOES NOT CONTAIN ALL OF THE INFORMATION IMPORTANT TO YOU. YOU SHOULD READ THE MORE DETAILED INFORMATION, INCLUDING THE SECTION ENTITLED "RISK FACTORS" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES, APPEARING ELSEWHERE AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

                                    CARRIER1

    We are a rapidly expanding European facilities-based provider of voice, Internet and bandwidth and related telecommunications services. We offer these services primarily to other telecommunications service providers. In
March 1998, our experienced management team and Providence Equity Partners formed Carrier1 to capitalize on the significant opportunities emerging for facilities-based carriers in Europe's rapidly liberalizing telecommunications markets. By September 1998, we had deployed our initial network and commenced selling services. By June 30, 2000, we had 352 contracts with voice customers and 154 contracts with Internet and bandwidth customers.

    We are developing an extensive city-to-city European fiber optic network accessing and linking key population centers. In select European cities, we are also developing:

    - intra-city networks, and

    - data centers for housing and managing equipment.

    We expect these intra-city networks to give us faster, lower cost access to customers, with better quality control. We also expect to bundle and cross-sell our intra-city network and data center capabilities with our other services.


    As of June 30, 2000, we offered voice, Internet and bandwidth and related services in over 20 cities and 12 countries.



    We intend to continue rapidly expanding our network in a cost-effective manner by building, buying or swapping network assets.



    In addition, we and several other parties have formed Digiplex, a joint venture to build data centers in which we can house and manage mission-critical data and networking equipment both for ourselves and for our customers.


    In furtherance of our business strategy, we regularly explore possible strategic partnerships, acquisitions, business combinations and other similar transactions.

                                     * * *

    Carrier1 International is a holding company and renders its services indirectly through subsidiaries primarily located in various Western European countries. Its registered office is located at L-8009, Strassen, Route d'Arlon 3, Luxembourg. Executive offices of Carrier1 International GmbH, its principal management services subsidiary, are located at Militarstrasse 36, CH-8004 Zurich, Switzerland. Its phone number is 011-41-1-297-2600.

                SUMMARY OF THE OFFERING BY SELLING SHAREHOLDERS

    Unless otherwise indicated, the information throughout this prospectus assumes that all outstanding euro warrants and dollar warrants are exercised and the shares sold.


Shares offered by selling
  shareholders............................  Up to 1,685,813 shares, in the form of shares or, in the
                                            United States, ADSs

Shares to be outstanding after exercise of
  all euro warrants and dollar warrants...  43,406,991 shares, not including the exercise of any outstanding options or other warrants. As of June 30,
                                            2000 we had outstanding options which, if fully
                                            exercised, would allow the holders to purchase an
                                            aggregate of 2,612,718 shares.

The ADSs..................................  For shares sold in the form of ADSs, each ADS represents
                                            0.2 shares.

Dividend policy...........................  We have never declared or paid dividends, and we do not expect to do so in the foreseeable future.

Use of proceeds...........................  We will not receive any of the proceeds from the sale of the shares by the selling shareholders.

Neuer Markt symbol........................  "CJN" for the shares.

Nasdaq National Market symbol.............  "CONE" for the ADSs.


                                  RISK FACTORS

    See "Risk Factors," immediately following this Summary, for a discussion of risk factors relating to us, our business and an investment in the shares and ADSs.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table sets forth our summary consolidated financial data as of and for the period from February 20, 1998, our inception, to December 31, 1998, as of and for the year ended December 31, 1999, as of and for the six months ended June 30, 1999 (unaudited), and as of and for the six months ended
June 30, 2000 (unaudited). The summary consolidated financial data as of and for the period from our inception to December 31, 1998, and as of and for the year ended December 31, 1999, were derived from our consolidated financial statements which were audited by Deloitte & Touche Experta AG, independent auditors. The data set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Amounts are presented in thousands of U.S. dollars, except share data.

                                                          SIX MONTHS      SIX MONTHS      YEAR ENDED    INCEPTION TO
                                                             ENDED           ENDED       DECEMBER 31,   DECEMBER 31,
                                                         JUNE 30, 2000   JUNE 30, 1999       1999           1998
                                                         -------------   -------------   ------------   ------------
                                                          (UNAUDITED)     (UNAUDITED)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues...............................................   $   108,798     $    32,487    $    97,117     $    2,792
Cost of services (exclusive of amounts shown separately
  below)...............................................       113,003          39,361        113,809         11,669
Selling, general and administrative expenses...........        16,803           6,465         18,369          8,977
Depreciation and amortization..........................        13,379           3,634         13,849          1,409
                                                          -----------     -----------    -----------     ----------
Loss from operations...................................       (34,387)        (16,973)       (48,910)       (19,263)
Other income (expense):
  Interest income......................................         9,090           3,078          5,859             92
  Interest expense.....................................       (19,625)        (12,605)       (29,475)           (11)
  Other expense, net...................................            (6)           (413)          (555)            --
  Currency exchange loss, net..........................       (15,825)         (7,149)       (15,418)           (53)
                                                          -----------     -----------    -----------     ----------
Loss before income tax benefit.........................       (60,753)        (34,062)       (88,499)       (19,235)
Income tax benefit, net of valuation allowance(1)......            --              --             --             --
                                                          -----------     -----------    -----------     ----------
Net loss...............................................   $   (60,753)    $   (34,062)   $   (88,499)    $  (19,235)
                                                          ===========     ===========    ===========     ==========
Weighted average number of shares outstanding(2).......    39,047,000      27,618,000     29,752,000      7,367,000
Net loss per share (basic).............................   $     (1.56)    $     (1.23)   $     (2.97)    $    (2.61)
Net loss per share (diluted)(3)........................         (1.56)          (1.23)         (2.97)         (2.61)
OTHER FINANCIAL DATA:
EBITDA(4)..............................................   $   (21,008)    $   (13,339)   $   (35,061)    $  (17,854)
Capital expenditures(5)................................        76,183          55,239        195,376         37,168
Net cash used in operating activities..................       (22,927)        (52,410)       (78,359)       (14,441)
Net cash used in investing activities..................       (92,291)       (186,952)      (253,247)       (19,866)
Net cash provided by financing activities..............       590,199         280,429        353,450         37,770
BALANCE SHEET DATA:
Cash and cash equivalents..............................   $   508,814     $    48,105    $    28,504     $    4,184
Restricted cash........................................        21,202           2,815          5,512          1,518
Restricted investments(6)..............................        47,246         135,486         90,177             --
Total assets...........................................     1,008,039         325,289        437,655         51,434
Total long-term debt...................................       241,333         253,979        337,756             --
Shareholders' equity (deficit).........................       585,672          12,946        (34,509)        19,189

------------------------------

(1) Due to our limited operating history, we were unable to conclude that realization of our deferred tax assets in the near future was more likely than not. Accordingly, a valuation allowance was recorded to offset the full amount of such assets. See notes to our consolidated financial statements.

(2) See notes to our consolidated financial statements.

(3) Potential dilutive securities have been excluded from the computation for the period from our inception to December 31, 1998 for the year ended December 31, 1999 and for the six month periods ended June 30, 1999 and 2000, as their effect is antidilutive. See notes to our consolidated financial statements.

(4) EBITDA stands for earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains or losses and other income (expense).
    EBITDA is used by management and certain investors as an indicator of a company's ability to service debt and to satisfy its capital requirements. However, EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flows from operating, investing or financing activities as a measure of liquidity or an alternative to net income as indications of our operating performance or any other measure of performance derived under generally accepted accounting principles. EBITDA as presented may not be comparable to other similarly titled measures of other companies or to similarly titled measures as calculated under our debt agreements.

(5) Consists of purchases of property and equipment, and an investment in a joint venture.

(6) Reflects:

    (a) the remaining portion of the net proceeds of our 13 1/4% senior notes which was used to purchase government securities to secure and fund the first five scheduled interest payments on the notes, and

    (b) certain amounts used to collateralize letters of credit relating to the construction of the German network.

    See notes to our consolidated financial statements.

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE RISKS DESCRIBED BELOW AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION.

    IF ANY OF THE FOLLOWING EVENTS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED, AND THE TRADING PRICE OF OUR SHARES AND ADSS COULD DECLINE. IN THAT EVENT, YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT FOR YOU TO EVALUATE OUR PERFORMANCE.

    We formed our business in March 1998, and we commenced commercial operations on September 1, 1998. Accordingly, you have limited historical operating and financial information on which to base your evaluation of our performance.

WE EXPECT TO EXPERIENCE NET LOSSES AND NEGATIVE CASH FLOW.

    Our continued business development and network deployment will require that we incur substantial capital expenditures. To date, we have experienced net losses and, generally, negative cash flow from operating activities. We expect to incur net losses and negative cash flow from operating activities through at least 2002. Whether or when we will generate positive cash flow from operating activities will depend on a number of financial, competitive, regulatory, technical and other factors, many of which are beyond our control. We cannot assure you that we will achieve profitability or positive cash flow.

IF WE ARE UNABLE TO IMPROVE AND ADAPT OUR OPERATIONS AND SYSTEMS AS WE GROW, WE COULD LOSE CUSTOMERS AND REVENUES.

    We expect our business to continue to grow rapidly, which may significantly strain our customer support, sales and marketing, accounting and administrative resources, network operation and management and billing systems. Such a strain on our operational and administrative capabilities could adversely affect the quality of our services and our ability to collect revenues. To manage our growth effectively, we will have to further enhance the efficiency of our operational support and other back office systems and procedures, and of our financial systems and controls. We will also have to expand and train our employee base to handle the increased volume and complexities of our business. We cannot assure you that we will maintain adequate internal operating, administrative and financial systems, procedures and controls, or obtain, train and adequately manage sufficient personnel to keep pace with our growth.

    In addition, if we fail to project traffic volume and routing preferences correctly, or to determine the optimal means of expanding the network, we could lose customers, make inefficient use of the network, and have higher costs and lower profit margins.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY.

    At least initially, our revenues are dependent upon a relatively small number of significant customers and contracts. The loss or addition of one or more of these customers or contracts could cause significant fluctuations in our financial performance. In addition, the significant expenses resulting from the expansion of our network and services are likely to lead to operating results that vary significantly from quarter to quarter.

OUR ABILITY TO GENERATE CASH TO SERVICE OUR SUBSTANTIAL CAPITAL NEEDS DEPENDS ON MANY FACTORS, SOME OF WHICH ARE BEYOND OUR CONTROL.

    We will require significant capital to fund our capital expenditures and working capital needs, as well as our debt service requirements and cash flow deficits.

    We expect to incur significant capital expenditures in connection with the expansion of our network. The actual amounts and timing of our future capital requirements may vary significantly from our estimates. The demand for our services, regulatory developments and the competitive environment of the telecommunications industry could cause our capital needs to exceed our current expectations. In that case, we may need to seek additional capital sooner than we expect, and such additional financing may not be available on acceptable terms or at all. Moreover, our substantial existing indebtedness and any additional indebtedness we may incur may adversely affect our ability to raise additional funds. A lack of financing may require us to delay or abandon plans for deploying parts of our network, which in turn could increase our costs and hinder our ability to swap or sell transmission capacity to other telecommunications entities.

OUR INDEBTEDNESS AND OUR ABILITY TO INCUR MORE INDEBTEDNESS COULD PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER OUR EXISTING DEBT OBLIGATIONS.

    The following table shows certain important credit statistics at June 30, 2000.

Total long-term debt........................................  $241,333
Shareholders' equity........................................   585,672
Total long-term debt as a percentage of total
  capitalization............................................        29%

    Our debt instruments limit, but do not prohibit, us from incurring more indebtedness. Moreover, our debt instruments permit us to incur an unlimited amount of indebtedness to finance the acquisition of equipment, inventory and network assets.

    If we cannot generate sufficient cash flow from operations to meet our debt service requirements, we may be required to refinance our indebtedness. Our ability to obtain such financing will depend on our financial condition at the time, the restrictions in the agreements governing our indebtedness and other factors, including general market and economic conditions. If such refinancing were not possible, we could be forced to dispose of assets at unfavorable prices. In addition, we could default on our debt obligations.

OUR DEBT AGREEMENTS IMPOSE OPERATING AND FINANCIAL RESTRICTIONS, WHICH MAY PREVENT US FROM CAPITALIZING ON BUSINESS OPPORTUNITIES.

    Our existing debt agreements impose significant operating and financial restrictions on us. The terms of any other financings we may obtain may do so as well. These restrictions may substantially limit or prohibit us from taking various actions, including incurring additional debt, making investments, paying dividends to our shareholders, creating liens, selling assets, engaging in mergers, consolidations or other business combinations, repurchasing or redeeming our shares, or otherwise capitalizing on business opportunities. Failure to comply with the covenants and restrictions in our indentures or other financing agreements could trigger defaults under such agreements even if we are able to pay our debt.

    In addition, the indentures governing our 13 1/4% senior notes provide that upon a "change of control," each note holder will have the right to require us to purchase all or a portion of the holder's notes at a purchase price of 101% of the principal amount, together with accrued and unpaid interest, if any, to the redemption date. We may be unable to incur the additional indebtedness or otherwise obtain the additional funds necessary to satisfy that obligation, which could have a material adverse effect on us. This provision could also delay, deter or prevent a change of control transaction.

IF WE ARE UNABLE TO EXTEND OUR NETWORK IN THE MANNER WE HAVE PLANNED, OUR OPERATING REVENUES OR GROSS MARGINS COULD BE ADVERSELY AFFECTED.

    Our success will depend on our ability to continue to deploy our network on a timely basis. A number of factors could hinder the deployment of our network. These factors include cost overruns, the unavailability of additional capital, strikes, shortages, delays in obtaining governmental or other third-party approvals, other construction delays, natural disasters and other casualties, delays in the deployment or delivery of network capacity of others that we have arranged to acquire, and other events that we cannot foresee. We have experienced some construction delays in connection with the planned completion of our Amsterdam network, and some cost overruns and construction delays in connection with the completion of portions of our German network.

    Delays in the continued deployment of our network could:

    - limit the geographic scope of our services,

    - prevent us from providing services on a cost-effective basis,

    - reduce the number of customers we can attract and the volume of traffic we carry,

    - force us to rely more heavily on refiling or reselling for terminating our voice traffic, increasing termination costs and making our quality control more difficult, and

    - affect our ability to obtain lower cost capacity on other networks by swapping excess capacity or cause us to incur penalties for untimely delivery of promised capacity or could result in renegotiation (as has occurred on one occasion) or termination of our swaps.

    Any one of these results could prevent us from increasing our operating revenues or could adversely impact gross margins.

EUROPEAN USE OF THE INTERNET, ELECTRONIC COMMERCE AND THE DEMAND FOR BANDWIDTH INTENSIVE APPLICATIONS MAY NOT INCREASE AS SUBSTANTIALLY AS WE EXPECT, WHICH WOULD LIMIT DEMAND FOR OUR SERVICES AND LIMIT OUR ABILITY TO INCREASE OUR REVENUES.


    Our business plan assumes that European use of the Internet, electronic commerce and other bandwidth intensive applications will increase substantially in the next few years, in a manner similar to the increased use in the United States market in the past few years. If the use of bandwidth intensive applications in Europe does not increase as anticipated, demand for some of our services, including our Internet and bandwidth services, will be lower than we currently anticipate and our ability to generate revenues will be adversely affected. We cannot assure you that demand for our services will grow in accordance with our expectations. Reduced demand for our services will have a negative effect on our business.


WE HAVE NO CONTROL OVER THIRD PARTIES ON WHOM WE RELY FOR THE OPERATION OR MAINTENANCE OF PORTIONS OF OUR NETWORK, AND IF THEY OR THEIR FACILITIES DO NOT PERFORM OR FUNCTION ADEQUATELY, OUR NETWORK MAY BE IMPAIRED.


    Our success is dependent on the technical operation of our network and on the management of traffic volumes and route selections over the network. We depend on parties from whom we have leased or acquired a right to use transmission capacity to provide or maintain certain of the network's circuits. Shortfalls in maintenance or other failure to perform by any of these parties could lead to transmission failure or additional costs. Our network is also subject to other risks outside our control, such as the risk of damage from fire, power loss, natural disasters and general transmission failures caused by these or other factors.


WE DEPEND ON OUR HIGHLY TRAINED EXECUTIVE OFFICERS AND EMPLOYEES. ANY DIFFICULTY IN RETAINING OUR CURRENT EMPLOYEES OR IN HIRING NEW EMPLOYEES WOULD ADVERSELY AFFECT OUR ABILITY TO OPERATE OUR BUSINESS.

    Our operations are managed by a small number of key executive officers, including our Chief Executive Officer, Stig Johansson. In addition, our business functions are managed by a relatively small number of key employees. The loss of any of these individuals could have a material adverse effect on us.

Our success depends on our ability to continue to attract, recruit and retain sufficient qualified personnel as we grow. Competition for qualified personnel in Europe is intense, and there is generally a limited number of persons with the requisite experience in the sectors in which we operate. We cannot assure you that we will be able to retain senior management, integrate new managers or recruit qualified personnel in the future.

A FAILURE TO ENTER INTO OR MAINTAIN ADEQUATE INTERCONNECTION AND PEERING ARRANGEMENTS COULD CAUSE US TO INCUR HIGHER TERMINATION COSTS THAN COMPETITORS WHO HAVE SUCH ARRANGEMENTS.

    One of the most cost-effective ways for an international operator to achieve voice termination and access in a country in which it has a point of presence is to negotiate an interconnection agreement with the national incumbent telephone operator. Failure to maintain adequate interconnection arrangements would cause us to incur higher voice termination and access costs, which could have a material adverse effect on our ability to compete with carriers that have a more effective system of interconnection agreements for the countries in which they operate.

    A substantial portion of our revenue from our voice products is based on mobile traffic. We have arrangements in place for termination of mobile traffic. However, direct operating agreements with mobile operators tend to be expensive and refiling of mobile traffic generally does not meet our quality targets. Although we currently have a number of direct agreements with mobile operators and quality refilers in place, we cannot guarantee that we can maintain these agreements or enter into similar agreements of adequate price levels, or at all, to support the expansion of our mobile traffic.

    Our ability to maintain arrangements for the free exchange of data with European and United States ISPs that have traffic volumes roughly equivalent to ours will also affect our costs. To the extent we do not maintain these peering arrangements, we are required to pay a transit fee in order to exchange Internet traffic. Our inability to maintain sufficient peering arrangements would keep our Internet termination costs high and could limit our ability to compete effectively with other European Internet backbone providers that have lower transit costs than we do.

IF WE LOST ONE OR MORE OF OUR GOVERNMENT LICENSES OR BECAME SUBJECT TO MORE ONEROUS GOVERNMENT REGULATIONS, WE COULD BE ADVERSELY AFFECTED.

    We are subject to varying degrees of regulation in each of the jurisdictions in which we provide services. Local laws and regulations, and their interpretation, differ significantly among those jurisdictions. Future regulatory, judicial and legislative changes may have a material adverse effect on the operation of our business.

    National regulatory frameworks that are fully consistent with the policies and requirements of the European Commission and the World Trade Organization have only recently been, or are still being, put in place in many European Union member states. These nations are still providing for and adapting to a liberalized telecommunications market. As a result, in these markets, we and other new entrants may encounter more protracted and difficult procedures to obtain licenses and negotiate interconnection agreements.

    Our operations are dependent on licenses that we acquire from governmental authorities in each jurisdiction in which we operate. These licenses generally contain clauses pursuant to which we may be fined or our license may be revoked in certain circumstances. Such revocation may be on short notice, at times as short as 30 days' written notice to us. The revocation of any of our licenses may cause us to lose favorable interconnection rates or, in some cases, force us to stop operating in the relevant country.

THE ADOPTION OR MODIFICATION OF LAWS OR REGULATIONS RELATING TO THE INTERNET COULD ADVERSELY AFFECT OUR BUSINESS.

    The adoption or modification of laws or regulations relating to the Internet could adversely affect our business. The European Union has recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel and taxation, apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business online.

THE TELECOMMUNICATIONS INDUSTRY IS HIGHLY COMPETITIVE AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY.

    The European telecommunications market is highly competitive, and liberalization is rendering it increasingly more so. The opening of the market to new service providers, combined with technological advances, has resulted in significant reductions in retail and wholesale prices for voice services. We expect prices to continue to decline. Decreasing prices are also narrowing gross profit margins on long distance voice traffic. Our ability to compete successfully in this environment will significantly depend on our ability to generate high traffic volumes from our customers while keeping our costs of services low and to effectively bundle and cross-sell the services we offer to our customers. We cannot assure you that we will be able to do so.

    We expect price decreases in the European Internet market over the next few years as competition increases. We cannot assure you that Internet service prices will not decline more quickly than our Internet transmission or termination costs, which could have a material adverse effect on our gross profit margins.

    As a result of the construction of European fiber optic networks by our competitors, the price of wholesale bandwidth capacity is declining rapidly. The decline in market prices has lowered the price at which we are able to sell our voice and Internet and bandwidth products, including dark fiber, that is, fiber that has been laid but not "lit" with transmission electronics. We also expect technological advances that greatly increase the capacity of fiber optic cable to exacerbate downward price pressure.

    Other competitive factors include the following:

    - Certain voice customers may redirect their traffic to another carrier on the basis of even small differences in price.

    - Carriers that have a more developed network than ours may lower prices so as to increase volume and maximize utilization rates.

OUR COMPETITORS MAY HAVE MORE EXPERIENCE, SUPERIOR OPERATIONAL ECONOMIES OR GREATER RESOURCES, PLACING US AT A COST AND PRICE DISADVANTAGE.

    We compete with a number of incumbent telephone operators, who generally control access to local networks and have significant operational economies, including large national networks and existing operating agreements with other incumbents. Moreover, national regulatory authorities have, in some instances, shown reluctance to adopt policies that would result in increased competition for the local incumbent. In addition, incumbents may be more likely to provide transmission capacity on favorable terms and direct excess traffic to their related carriers than to us.

    In Internet transport services, our main competitors have an established customer base and either a significant infrastructure or strong connectivity to the United States through various peering arrangements. We believe that, if the quality of the service is consistently high, Internet transport and data center customers will typically renew their contracts because it is costly and technically burdensome to switch providers, which could impede our ability to attract new customers.

    Although we believe that there has been and is currently strong demand for data centers in the European market, there are numerous new entrants with which we compete in specific markets. Many of our competitors have been established providers of data center services in Europe for longer than we have. There can be no assurance that new entrants like us will be able to effectively compete.

    We also compete with companies that are building European networks to the extent these companies offer services to our target customers. Some of these companies have more experience operating a network than our company does. We may not be able to deploy a European network as quickly or run it as efficiently as some or all of these competitors, which could impair our ability to compete with them.

    Many of our competitors have greater financial resources and would be in a better position than we would be to withstand the adverse effect on gross profit margins caused by price decreases, particularly those competitors that own more infrastructure and thus may enjoy a lower cost base than we do. Unless and until we are able to reduce our cost base, we may not be able to compete on the basis of price if market prices are reduced below a certain level. Inability to price services competitively may in turn cause us to lose customers.

WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT COST-EFFECTIVE TRANSMISSION CAPACITY, WHICH COULD DELAY OUR ABILITY TO PENETRATE CERTAIN MARKETS OR CARRY A HIGHER VOLUME OF TRAFFIC IN MARKETS IN WHICH WE ALREADY OPERATE.

    We lease or have purchased rights to use transmission capacity from others, and we have swapped capacity on our own German network for transmission capacity on other carriers' networks. We therefore currently depend on other parties for much of our transmission capacity. We cannot assure you that we will always be able to obtain capacity where and when we need it at an acceptable price or at all. Any failure to obtain such capacity could delay our ability to penetrate certain markets or to carry a higher volume of traffic in the markets in which we already operate. Furthermore, to the extent some of our capacity suppliers begin to compete with us, those suppliers may no longer be willing to provide us with capacity.

    Until our owned network is fully operational, we will need to continue to lease capacity. We will therefore, in the short term, continue to have transmission costs that are higher than our target cost levels and higher than the costs of our competitors who own transmission infrastructure. We cannot assure you that the cost of obtaining capacity will decrease. In addition, if our owned network is not completed on a timely basis, we will need to rely on leased lines to a greater extent than currently anticipated. If we cannot purchase additional capacity at our target costs for additional needs we may have in the future, we may have to seek to meet those needs by building additional capacity, for which we would need to incur additional capital expenditures. It is also possible that additional capacity would not be available for purchase at the time that we need it.

IF ESTIMATES WE HAVE MADE ARE NOT CORRECT, WE MAY HAVE TOO MUCH OR TOO LITTLE CAPACITY.

    We rely on other carriers to provide certain voice termination services. Negotiation of refile or resale agreements with such carriers involves making estimates of the future calling patterns and traffic levels of our customers. Underestimation of traffic levels or failure to estimate calling patterns correctly could lead to:

    - a shortage of capacity, requiring us to either lease more capacity or reroute calls to other carriers at a higher termination cost,

    - higher termination costs, as we may have to use additional, higher priced, refilers or resellers, and

    - a possibly lower quality of service, as we may not be carrying the traffic over our own network.

    Our leased capacity costs are fixed monthly payments based on the capacity made available to us. If our traffic volumes decrease, or do not grow as expected, the resulting idle capacity will increase our per unit costs.

WE MAY HAVE DIFFICULTY ENHANCING OUR SOPHISTICATED BILLING, CUSTOMER AND INFORMATION SYSTEMS. ANY SUCH DIFFICULTIES COULD DELAY OR DISRUPT OUR ABILITY TO SERVICE OR BILL OUR CUSTOMERS.

    Sophisticated information systems are vital to our growth and our ability to:

    - manage and monitor traffic along our network,

    - track service provisioning, traffic faults and repairs,

    - effect best choice routing,

    - achieve operating efficiencies,

    - monitor costs,

    - bill and receive payments from customers, and

    - reduce credit exposure.

    The billing and information systems we have acquired will require enhancements and ongoing investments, particularly as traffic volume increases. We may encounter difficulties in enhancing our systems or integrating new technology into our systems in a timely and cost-effective manner. Such difficulties could have a material adverse effect on our ability to operate efficiently and to provide adequate customer service.

RAPID CHANGE IN OUR INDUSTRY COULD REQUIRE US TO EXPEND SUBSTANTIAL COSTS TO IMPLEMENT NEW TECHNOLOGIES. WE COULD LOSE CUSTOMERS IF OUR COMPETITORS IMPLEMENT NEW TECHNOLOGIES BEFORE WE DO.

    The European telecommunications industry is changing rapidly due to, among other things:

    - market liberalization,

    - significant technological advancements,

    - introductions of new products and services utilizing new technologies,

    - increased availability of transmission capacity,

    - expansion of telecommunications infrastructure, and

    - increased use of the Internet for voice and data transmission.

    If the growth we anticipate in the demand for telecommunications services were not to occur or we were precluded from servicing this demand, we might not be able to generate sufficient revenues in the next few years to fund our working capital requirements.

    To compete effectively, we must anticipate and adapt to rapid technological changes and offer, on a timely basis, competitively priced services that meet evolving industry standards and customer preferences. We may choose new technologies that prove to be inadequate or incompatible with technologies of our customers, providers of transmission capacity or other carriers. As new technologies develop, we may be forced to implement such new technologies at substantial cost to remain competitive. In addition, competitors may implement new technologies before we do, allowing such competitors to provide lower priced or enhanced services and superior quality compared to those we provide. Such a development could have a material adverse effect on our ability to compete, particularly because we seek to distinguish ourselves on the basis of the quality of our services.

CUSTOMERS THAT ARE PRICE SENSITIVE MAY DIVERT THEIR TRAFFIC TO ANOTHER CARRIER BASED ON SMALL PRICE CHANGES, RESULTING IN FLUCTUATIONS OR LOSS IN OUR REVENUE.

    Voice customers often maintain relationships with a number of telecommunications providers, and our contracts with our voice customers generally do not impose on customers minimum usage requirements. Furthermore, basic voice services are not highly differentiated. As a result, most customers are price sensitive and certain customers may divert their traffic to another carrier based solely on small price changes. These diversions can result in large and abrupt fluctuations in revenues. Similarly, while we seek to provide a higher quality of service than our competitors, there is somewhat limited scope for differentiation. There can be no assurance that small variations between our prices and those of other carriers will not cause our customers to divert their traffic or choose other carriers.

    Our contracts with our voice customers require us to carry their voice traffic at a contractually fixed price per minute that can only be changed upon seven or thirty days' notice. Similarly, we have contracted with some Internet customers to carry their Internet traffic at a fixed monthly rate that can only be changed upon six or twelve months' notice. If we were forced to carry voice or Internet traffic over a higher-cost route due to capacity and quality constraints, our gross profit margins would be reduced.

WE RELY ON A SMALL NUMBER OF SIGNIFICANT CUSTOMERS, AND THE LOSS OF ANY SINGLE CUSTOMER COULD THEREFORE HAVE A MATERIAL ADVERSE EFFECT ON OUR REVENUES.

    We currently depend on a small number of significant customers for our revenues. In the six-month period ended June 30, 2000, for example, one customer accounted for approximately 8% of our revenue. The loss of any single customer could therefore have a material adverse effect on us. In addition, certain customers may be unprofitable or only marginally profitable, resulting in a higher risk of delinquency or nonpayment. Recently, the Internet services industry has experienced increased merger and consolidation activity among ISPs and Internet backbone providers. The consolidation of ISPs may reduce the customer base for our Internet services.

WE WILL ENGAGE IN JOINT VENTURES, WHICH ARE ACCOMPANIED BY INHERENT RISKS.

    We constructed the German network with Viatel and Metromedia. We are investing in data center facilities through a joint venture. We may enter into future joint ventures with other companies. All joint ventures are accompanied by risks. These risks include:

    - the lack of complete control over the relevant project,

    - diversion of our resources and management time,

    - inconsistent economic, business or legal interests or objectives among joint venture partners,

    - the possibility that a joint venture partner will default in connection with a capital contribution or other obligation, thereby forcing us to fulfill such obligation, and

    - difficulty maintaining uniform standards, controls, procedures and policies.

THE COSTS AND DIFFICULTIES OF ACQUIRING AND INTEGRATING BUSINESSES OR ENGAGING IN OTHER STRATEGIC TRANSACTIONS COULD IMPEDE OUR FUTURE GROWTH AND ADVERSELY AFFECT OUR COMPETITIVENESS.

    We intend to evaluate, and may enter into, acquisition or other strategic transactions in order to expand our business or enhance our product portfolio. We may acquire interests in businesses in countries in which we do not currently operate. Any such acquisitions or other strategic transactions may expose us to the following risks:

    - the difficulty of identifying appropriate strategic transaction candidates in the countries in which we do business or intend to do business,

    - the difficulty of assimilating the operations and personnel of the acquired entities,

    - the potential disruption to our ongoing business caused by senior management's focus on the strategic transactions,

    - our failure to successfully incorporate licensed or acquired technology into our network and product offerings,

    - the failure to maintain uniform standards, controls, procedures and policies, and

    - the impairment of relationships with employees and customers as a result of changes in management and ownership.

    We cannot assure you that we would be successful in overcoming these risks, and our failure to overcome these risks could have a negative effect on our business. Additionally, in connection with an acquisition, we will generally record goodwill that must be amortized and which would reduce our earnings per share.

    In addition, in connection with the listing of our common shares on the Neuer Markt segment of the Frankfurt Stock Exchange, we were required to agree to comply with the German take-over code. Our compliance with the German take-over code could have the effect of delaying or preventing a tender offer or takeover. If we intend to merge with or acquire a publicly-traded German stock corporation, we must comply with notice, disclosure and other regulatory requirements.

WE ARE CONTROLLED BY PARTIES WHOSE INTERESTS MAY NOT BE ALIGNED WITH OTHER HOLDERS OF OUR SECURITIES.

    Funds managed by Providence Equity Partners Inc. alone, and funds managed by Providence and funds managed by Primus Venture Partners Inc. together, indirectly control us. Such ownership may present conflicts of interest between the Providence or Primus funds and us. They may pursue or cause us to pursue transactions that could enhance their controlling interest, or permit them to realize upon their investment, in a manner that is not in the interests of minority shareholders.

    Providence and Primus, or their affiliates, currently have significant investments in other telecommunications companies, and may in the future invest in other entities engaged in the telecommunications business, some of which may compete with us. Providence and Primus are under no obligation to bring us any investment or business opportunities of which they are aware, even if opportunities are within our objectives. Conflicts may also arise in the negotiation or enforcement of arrangements we may enter into with entities in which Providence or Primus, or their affiliates, have an interest.

THE INTERNATIONAL SCOPE OF OUR OPERATIONS MAY ADVERSELY AFFECT OUR BUSINESS.

    We may face certain risks because we conduct an international business including:

    - regulatory restrictions or prohibitions on the provision of our services,

    - tariffs and other trade barriers,

    - longer payment cycles,

    - problems in collecting accounts receivable,

    - political risks, and

    - potentially adverse tax consequences of operating in multiple jurisdictions.

    In addition, an adverse change in laws or administrative practices in countries within which we operate could have a material adverse effect on us.

    We are exposed to fluctuations in foreign currencies, as our revenues, costs, assets and liabilities are denominated in multiple local currencies. Our payment obligations on our debt are denominated in U.S. dollars and euros, but our revenues are denominated in other currencies as well. Any appreciation in the value of the U.S. dollar or the euro relative to such other currencies could decrease our revenues, increase our debt and interest payments and, therefore, materially adversely affect our operating margins. Fluctuations in foreign currencies may also make period to period comparisons of our results of operations difficult.

CONVERSION TO THE EURO MAY RESULT IN INCREASED COSTS AND POSSIBLE ACCOUNTING, BILLING AND LOGISTICAL DIFFICULTIES IN OPERATING OUR BUSINESS.

    From January 1, 1999, until January 1, 2002, the euro will exist in electronic form only and the participating countries' individual currencies will persist in tangible form as legal tender. During the transition period, everyone must manage transactions in both the euro and the participating countries' respective individual currencies. While we believe that our systems have not been and will not be adversely impacted by the introduction of the euro, there can be no assurance that we will not incur increased operational costs or have to modify or upgrade our information systems in order to respond to possible accounting, billing and other logistical problems resulting from the conversion to the euro. In addition, there can be no assurance that our third-party suppliers and customers will be able to successfully implement the necessary protocols.

WE MAY BE ADVERSELY AFFECTED BY YEAR 2000 ISSUES.

    Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or a major system failure. We cannot assure you that all our systems will continue to function adequately although as of June 30, 2000, we have not experienced any significant problems or failures and we do not expect to experience any in the future. A failure of our computer systems or other systems could have a material adverse effect on us. Any failure of the computer systems of our vendors, suppliers or customers could materially and adversely affect our ability to operate our network and retain customers and could impose significant costs on us.

ENFORCING JUDGMENTS AGAINST US MAY REQUIRE COMPLIANCE WITH NON-U.S. LAW.

    Most assets of Carrier1 International and its subsidiaries are located outside the United States. You will need to comply with foreign laws to enforce judgments obtained in a U.S. court against our assets, including to foreclose upon such assets. In addition, it may not be possible for you to effect service of process within the United States upon us, or to enforce against us U.S. court judgments predicated upon U.S. federal securities laws.

VOLATILITY IN THE PRICE OF OUR COMMON SHARES COULD RESULT IN A LOWER TRADING PRICE THAN YOUR PURCHASE PRICE.

    The market price of our common shares and ADSs has fluctuated since our shares and ADSs began to trade publicly in March, 2000. The market price of the shares and ADSs may continue to fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

    - quarterly variations in our operating results,

    - changes in financial estimates by securities analysts,

    - changes in market valuations of telecommunications companies,

    - announcements by us, or our competitors, of significant contracts, acquisitions, strategic partnerships, joint ventures, business combinations, or capital commitments,

    - loss of a major customer,

    - additions or departures of key personnel, and

    - sales of shares or ADSs.

THE POSSIBLE VOLATILITY OF OUR STOCK PRICE COULD ADVERSELY AFFECT OUR SHAREHOLDERS.

    Historically, the market prices for securities of emerging companies in the telecommunications industry have been highly volatile. In addition, the stock market has experienced volatility that has affected the market prices of equity securities of many companies and that often has been unrelated to the operating performance of those companies. These broad market fluctuations may adversely affect the market price of our shares or ADSs. Furthermore, following periods of volatility in the market price of a company's securities, shareholders of the company have often instituted securities class action litigation against the company. Any similar litigation against us could result in substantial costs and a diversion of management's attention and resources, which could adversely affect the conduct of our business.

FUTURE SALES OF SUBSTANTIAL NUMBERS OF SHARES COULD ADVERSELY AFFECT THE MARKET PRICE OF THE SHARES.

    Of the 41,721,178 shares outstanding as of August 1, 2000, approximately 55.7% are held indirectly by funds managed by Providence and approximately 11.1% are held indirectly by funds managed by Primus. Subject to some exceptions, the investment vehicle for the Providence and Primus funds and each of our executive officers and directors agreed not to sell any shares until August 23, 2000 without the prior written consent of Morgan Stanley & Co. International Limited and Salomon Brothers International Limited or certain of their affiliates. After that date, they may sell their shares as permitted by the securityholders' agreement, U.S. securities laws and other applicable laws. In addition, as of August 1, 2000, 2,612,718 shares were issuable upon the exercise of outstanding options. We expect to grant additional options to employees in the future.

    Future sales of a large block of our shares, or the perception that these sales could occur, could cause a decrease in the market price of our shares or ADSs.

OUR COMMITMENTS TO ISSUE ADDITIONAL COMMON SHARES MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON SHARES AND MAY IMPAIR OUR ABILITY TO RAISE CAPITAL.

    We currently have outstanding commitments in the form of warrants and options to issue a substantial number of new common shares. The shares subject to these issuance commitments, to some degree, will be issued in transactions registered with the Securities and Exchange Commission and thus will be freely tradable. In other instances, these shares are subject to grants of registration rights that, if and when exercised, would result in those shares becoming freely tradable. We have also granted registration rights with respect to a number of our outstanding common shares. The exercise of registration rights by persons holding those shares would permit those persons to sell those shares without regard to the limitations of Rule 144 under the Securities Act of 1933. An increase in the number of common shares that will become available for sale in the public market may adversely affect the market price of our common shares and, as a result, could impair our ability to raise additional capital through the sale of our equity securities.

EVENTS DESCRIBED BY OUR FORWARD-LOOKING STATEMENTS MAY NOT OCCUR.

    This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events and on industry publications. We have not independently verified the data derived from industry publications.

    Our forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, those discussed above as well as under "Management's Discussion and Analysis of Financial

Condition and Results of Operations." Examples of forward-looking statements include all statements that are not historical in nature, including statements regarding:

    - operations and prospects,

    - technical capabilities,

    - funding needs and financing sources,

    - network deployment plans,

    - scheduled and future regulatory approvals,

    - expected financial position,

    - business and financial plans,

    - markets, including the future growth in the European telecommunications market,

    - expected characteristics of competing systems, and

    - expected actions of third parties such as equipment suppliers and joint venture partners.

    In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. Additional risks, and uncertainties and assumptions that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this prospectus not to occur. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THESE RISKS AND UNCERTAINTIES ARE NOT THE ONLY ONES FACING US.

    Additional risks and uncertainties not presently known to us or that we may currently deem immaterial may also impair our business operations.

                                USE OF PROCEEDS

    We will not receive any proceeds from the offering of the shares by the selling shareholders. We expect that the net proceeds to us from the exercise of warrants by the selling shareholders, based on an exercise price of $2.00 per share, will be approximately $3.37 million, assuming all warrants are exercised. We intend to use the net proceeds of the exercise of the warrants for general corporate purposes.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth our selected consolidated financial data as of and for the period from our inception to December 31, 1998, as of and for the year ended December 31, 1999, and as of and for the six months ended June 30, 1999 (unaudited), and as of and for the six months ended June 30, 2000 (unaudited). The selected consolidated financial data as of and for the period from our inception to December 31, 1998, and as of and for the year ended December 31, 1999, were derived from our consolidated financial statements which were audited by Deloitte & Touche Experta AG, independent auditors. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Amounts are presented in thousands of U.S. dollars, except share data.

                                                           SIX MONTHS       SIX MONTHS      YEAR ENDED     INCEPTION TO
                                                             ENDED            ENDED        DECEMBER 31,    DECEMBER 31,
                                                         JUNE 30, 2000    JUNE 30, 1999        1999            1998
                                                         --------------   --------------   -------------   -------------
                                                          (UNAUDITED)      (UNAUDITED)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues...............................................   $   108,798      $    32,487      $    97,117     $    2,792
Cost of services (exclusive of amounts shown separately
  below)...............................................       113,003           39,361          113,809         11,669
Selling, general and administrative expenses...........        16,803            6,465           18,369          8,977
Depreciation and amortization..........................        13,379            3,634           13,849          1,409
                                                          -----------      -----------      -----------     ----------
Loss from operations...................................       (34,387)         (16,973)         (48,910)       (19,263)
Other income (expense):
  Interest income......................................         9,090            3,078            5,859             92
  Interest expense.....................................       (19,625)         (12,605)         (29,475)           (11)
  Other expense, net...................................            (6)            (413)            (555)            --
  Currency exchange loss, net..........................       (15,825)          (7,149)         (15,418)           (53)
                                                          -----------      -----------      -----------     ----------
Loss before income tax benefit.........................       (60,753)         (34,062)         (88,499)       (19,235)
Income tax benefit, net of valuation allowance(1)......            --               --               --
                                                          -----------      -----------      -----------     ----------
Net loss...............................................   $   (60,753)     $   (34,062)     $   (88,499)    $  (19,235)
                                                          ===========      ===========      ===========     ==========

Weighted average number of shares outstanding(2).......    39,047,000       27,618,000       29,752,000      7,367,000
Net loss per share (basic).............................   $     (1.56)     $     (1.23)     $     (2.97)    $    (2.61)
Net loss per share (diluted)(3)........................         (1.56)           (1.23)           (2.97)         (2.61)

OTHER FINANCIAL DATA:
EBITDA(4)..............................................   $   (21,008)     $   (13,339)     $   (35,061)    $  (17,854)
Capital expenditures(5)................................        76,183           55,239          195,376         37,168
Net cash used in operating activities..................       (22,927)         (52,410)         (78,359)       (14,441)
Net cash used in investing activities..................       (92,291)        (186,952)        (253,247)       (19,866)
Net cash provided by financing activities..............       590,199          280,429          353,450         37,770
BALANCE SHEET DATA:
Cash and cash equivalents..............................   $   508,814      $    48,105      $    28,504     $    4,184
Restricted cash........................................        21,202            2,815            5,512          1,518
Restricted investments(6)..............................        47,246          135,486           90,177             --
Total assets...........................................     1,008,039          325,289          437,655         51,434
Total long-term debt...................................       241,333          253,979          337,756             --
Shareholders' equity (deficit).........................       585,672           12,946          (34,509)        19,189

------------------------------

(1) Due to our limited operating history, we were unable to conclude that realization of our deferred tax assets in the near future was more likely than not. Accordingly, a valuation allowance was recorded to offset the full amount of such assets. See notes to our consolidated financial statements.

(2) See notes to our consolidated financial statements.

(3) Potential dilutive securities have been excluded from the computation for the period from our inception to December 31, 1998, for the year ended December 31, 1999 and for the six month periods ended June 30, 1999 and 2000, as their effect is antidilutive. See notes to our consolidated financial statements.

(4) EBITDA stands for earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains or losses and other income (expense).

     EBITDA is used by management and certain investors as an indicator of a company's ability to service debt and to satisfy its capital requirements. However, EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flows from operating, investing or financing activities as a measure of liquidity or an alternative to net income as indications of our operating performance or any other measure of performance derived under generally accepted accounting principles. EBITDA as presented may not be comparable to other similarly titled measures of other companies or to similarly titled measures as calculated under our debt agreements.

(5) Consists of purchases of property and equipment and investment in joint venture.

(6) Reflects:

    (a) the remaining portion of the net proceeds of our 13 1/4% senior notes which was used to purchase government securities to secure and fund the first five scheduled interest payments on the notes, and

    (b) certain amounts used to collateralize letters of credit relating to the construction of the German network.

    See notes to our consolidated financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES. CERTAIN INFORMATION CONTAINED IN THE DISCUSSION AND ANALYSIS OR SET FORTH ELSEWHERE IN THIS PROSPECTUS, INCLUDING INFORMATION WITH RESPECT TO OUR PLANS AND STRATEGY FOR OUR BUSINESS AND RELATED FINANCING, INCLUDES FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, AS DETAILED IN THE "RISK FACTORS" SECTION OF THIS PROSPECTUS AND IN OUR MOST RECENT FORM 10-K AS OF DECEMBER 31, 1999. SEE "RISK FACTORS" FOR A DISCUSSION OF IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS DESCRIBED IN OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS.

OVERVIEW

    We are a rapidly expanding European facilities-based provider of voice, Internet and bandwidth and related telecommunications services. We offer these services primarily to other telecommunications service providers. In
March 1998, our experienced management team and Providence Equity Partners formed Carrier1 to capitalize on the significant opportunities emerging for facilities-based carriers in Europe's rapidly liberalizing telecommunications markets. By September 1998, we had deployed our initial network and commenced selling services. By June 30, 2000, we had 352 contracts with voice customers and 154 contracts with Internet and bandwidth customers.

    We are developing an extensive city-to-city European fiber optic network accessing and linking key population centers. In select European cities, we are also developing intra-city networks and data centers for housing and managing equipment. We expect these intra-city networks to give us faster, lower cost access to customers, with better quality control. We also expect to bundle and cross-sell our intra-city network and data center capabilities with our other services. We intend to continue rapidly expanding our network in a cost-effective manner by building, buying or swapping network assets.

    To date, we have experienced net losses and, generally, negative cash flow from operating activities. In the second quarter of 2000, we had positive cash flow from operating activities of approximately $26.7 million. From our inception to September 1998, our principal activities included developing our business plans, obtaining governmental authorizations and licenses, acquiring equipment and facilities, designing and implementing our voice and Internet networks, hiring management and other key personnel, developing, acquiring and integrating information and operational support systems and operational procedures, negotiating interconnection agreements and negotiating and executing customer service agreements. In September 1998, we commenced the roll-out of our services. We expect to continue to generate net losses and negative cash flow through at least 2002 as we expand our operations. Whether or when we will generate positive cash flow from operating activities will depend on a number of financial, competitive, regulatory, technical and other factors. See "--Liquidity and Capital Resources."

    Although our management is highly experienced in the wholesale telecommunications business, our company itself has a limited operating history. Prospective investors therefore have limited operating and financial information about our company upon which to base an evaluation of our performance and an investment in our securities.

    Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. We have adopted a fiscal year end of December 31.

FACTORS AFFECTING FUTURE OPERATIONS

    REVENUES

    We expect to generate most of our revenues through the sale of voice and Internet and bandwidth services to other telecommunications service providers. We record revenues from the sale of voice and

Internet services at the time of customer usage. Revenue from bandwidth IRU sales is recognized in accordance with the Financial Accounting Standards Board (the "FASB") interpretation of accounting rules generally on a monthly basis over contract life, typically over 15 to 20 years. For contracts that satisfy sales-type lease accounting, revenues are recognized at the time of sale. Our agreements with our voice customers are typically for an initial term of twelve months and will be renewed automatically unless cancelled. They employ usage-based pricing and do not provide for minimum volume commitments by the customer. We generate a steady stream of voice traffic by providing high-quality service and superior customer support. Our Internet and bandwidth services are generally charged at a flat monthly rate, regardless of usage, based on the line speed and level of performance made available to the customer. We also offer usage-based Internet pricing for our Internet transport services, "Internet Exchange Connect", "Euro Transit" and "Global Transit", only in combination with Internet contracts that have a fee-based component that guarantees minimum revenue, in order to encourage usage of our network services by our Internet customers. Our agreements with our Internet transport customers are generally for a minimum term of twelve months. Currently, our bandwidth services are typically also for an initial term of twelve months, although we expect to be able to offer more flexible pricing alternatives to bandwidth customers in the future. We believe that, if the quality of the service is consistently high, Internet transport customers will typically increase the amount of capacity they purchase from us. We believe that they will also generally renew their contracts because it is costly and technically burdensome to switch carriers.

    Our services are priced competitively and we emphasize quality and customer support. The rates charged to voice and Internet and bandwidth customers are subject to change from time to time. Our revenue per billable minute for voice traffic in the second quarter of 2000 increased compared with the second quarter 1999 as a result of a more favorable traffic and services mix. The revenue per billable minute for voice traffic decreased in the second quarter of 2000 compared with the first quarter 2000. We generally expect to experience, and have planned for, declining revenue per billable minute for voice traffic and declining revenue per Mb for Internet traffic and bandwidth, in part as a result of increasing competition.

    As a result of the construction of European fiber optic networks by our competitors, the price of bandwidth capacity is declining rapidly, which has lowered the price at which we are able to sell our Internet and bandwidth products, including dark fiber. We also expect technological advances that greatly increase the capacity of fiber optic cable to exacerbate downward price pressure. We anticipate, however, that the incremental costs of lighting dark fiber with transmission equipment will remain significant and will therefore serve as an economic restraint to increases in available managed bandwidth capacity at low marginal costs. Furthermore, we believe that price decreases will promote demand for high volumes and opportunities for volume related revenue increases. The impact on our results of operations from price decreases has been in prior quarters, and we believe it will continue to be, at least partially offset by decreases in our cost of providing services, largely due to our increased use of our own fiber and our consequent decreased termination costs, and increases in our voice and Internet traffic volumes. In addition, we believe that our ability to bundle and cross-sell network services allows us to compete effectively and to protect our business, in part, against the impact of these price decreases.

    Our focus on providing services to other operators results in us having substantially fewer customers than a carrier in the mass retail sector. As a result, a shift in the traffic pattern of any one customer, especially in the near term and on one of our high volume routes, could have a material impact, positive or negative, on our revenues. For example, in the six months ended
June 30, 2000, one customer accounted for approximately 8% of our revenues, and this customer may continue to account for a significant portion of revenues in the near term. Furthermore, many wholesale customers of voice services tend to be price sensitive and may switch suppliers for certain routes on the basis of small price differentials. In contrast, Internet and bandwidth customers tend to use fewer suppliers than voice customers, cannot switch suppliers as easily and, we believe, are more sensitive to service quality than to price. We believe that customers for data center services are more sensitive to the value added services that we plan to provide than to price. In addition, we believe that they are unlikely to move between facilities due to their initial investments in tenant improvements and the high costs and risks of network outage associated with moving to another facility.


    As of June 30, 2000, we have entered into contracts to provide bandwidth and capacity on our network with a total value to us of approximately $262 million over contract life. Because we have not yet begun to deliver capacity under the contracts and as most of these are operating leases, we will generally recognize revenue on a monthly basis over contract life, typically over 15 to 20 years.


    COST OF SERVICES, EXCLUSIVE OF ITEMS DISCUSSED SEPARATELY BELOW

    Cost of services, exclusive of depreciation and amortization, which is discussed separately below, are classified into the following general categories: access costs, transmission costs, voice and Internet termination costs and other costs of services.

    ACCESS COSTS. We have minimal access costs as our customers are typically responsible for the cost of accessing our network. We have begun to provide services to switchless resellers. Switchless resellers do not have any telecommunications infrastructure. Therefore, for services to switchless resellers we will have access costs payable to the originating local provider, usually the incumbent telephone operator. These costs are reflected in our pricing and will vary based on calling volume and the distance between the caller and our point of presence.

    TRANSMISSION COSTS. Our transmission costs currently consist of leased capacity, operation, administration and maintenance cost of owned fiber as well as switch and router facilities costs. Leased capacity charges are fixed monthly payments based on capacity provided and are typically higher than a "dark fiber cost level," which is our target cost level and represents the lowest possible per unit cost. Dark fiber cost level is the per unit cost of high-capacity fiber that has been laid and readied for use but which has not been "lit" with transmission electronics. Dark fiber cost levels can be achieved not only through owned facilities, but also may be possible through other rights of use such as multiple investment units, known as "MIUs," or indefeasible rights of use, known as "IRUs."


    As part of our strategy to lower our cost base over time, we will seek dark fiber cost levels for our entire transmission platform, through building, acquiring or swapping capacity. For example, our German network is operational, and in commercial service. The Paris and Amsterdam intra-city networks will be operational at the end of 2000. We have acquired intra-city capacity in London to lower our access costs, and we have made capital-efficient arrangements to swap capacity on the German network for capacity on other networks. We have secured an extensive UK network as part of an agreement announced during the second quarter with 360networks. In this agreement, we have agreed to purchase approximately $85 million of infrastructure and bandwidth capacity from 360networks and 360networks in turn has agreed to purchase approximately
$155 million of infrastructure and bandwidth capacity from us. As a part of this agreement, 360networks will provide us with trans-Atlantic and North American capacity, as well as 12 strands of dark fiber on its diversely-routed 1,150 kilometer UK network between Liverpool and London, connecting Manchester, Sheffield, Birmingham, Bristol, Nottingham and Cambridge. We will provide and sell dark fiber on our German network and our Paris and Amsterdam city rings and broadband capacity on our pan-European network. We further minimize our transmission costs by optimizing the routing of our voice traffic and increasing volumes on our fixed-cost leased and owned lines, thereby spreading the allocation of fixed costs over a larger number of voice minutes or larger volume of Internet traffic, as applicable. To the extent we overestimate anticipated traffic volume, however, per unit costs will increase. As we continue to develop our owned network and rely less on leased capacity, per unit voice transmission costs are expected to decrease substantially, offset partially by an increase in depreciation and amortization expense. We also expect to experience declining transmission costs per billable minute or per Mb, as applicable, as a result of increasing use of our owned network as opposed to leased network assets, decreasing cost of leased transmission capacity, increasing availability of more competitively priced IRUs and MIUs and increasing traffic volumes.


    VOICE TERMINATION COSTS. Termination costs represent the costs we are required to pay to other carriers from the point of exit from our network to the final point of destination. Generally, most of the total costs associated with a call, from receipt to completion, are termination-related costs. Voice termination costs per unit are generally variable based on distance, quality, geographical location of the termination point and the degree of competition in the country in which the call is being terminated.

    If a non-mobile call is terminated in a city in which we have a point of presence and an interconnection agreement with the national incumbent telephone operator, the call will be transferred to the public switched telephone network for local termination. This is usually the least costly mode of terminating a call. If a call is to a location in which we do not have a point of presence, or have a point of presence but do not have an interconnection agreement giving us access to the public switched telephone network, then the call must be transferred to, and refiled with, another carrier that has access to the relevant public network for local termination. We pay this carrier a refile fee for terminating our traffic. Most refilers currently operate out of New York and various European cities such as London, Frankfurt and Vienna, so that the refiled traffic is rerouted to such cities and from there is carried to its termination point. Refile agreements provide for fluctuating rates with rate change notice periods typically of one or four weeks. We seek to reduce our refile costs by utilizing least cost routing. For example, where we do not yet have interconnection agreements, we implement "resale" agreements whereby a local carrier that has an interconnection agreement with the incumbent telephone operator "resells" or shares this interconnection right with us for a fee. Termination through resale agreements is more expensive than through interconnection agreements but significantly less expensive than through refile agreements because the traffic does not need to be rerouted to another country.

    In countries where we have not been directly authorized to provide services, we will negotiate to obtain direct operating agreements with correspondent telecommunications operators where such agreements will result in lower termination costs than might be possible through refile arrangements. We believe our refile and resale agreements are competitively priced. If our traffic volumes are higher than expected, we may have to divert excess traffic onto another carrier's network, which would also increase our termination costs. We believe, however, that we have sufficient capacity and could, if necessary, obtain more. In addition, our technologically advanced daily traffic monitoring capabilities allow us to identify changes in volume and termination cost patterns as they begin to develop, thereby permitting us to respond in a cost-efficient manner.

    We believe that our termination costs per unit should decrease as we extend our network and increase transmission capacity. We also believe that continuing liberalization in Europe will lead to decreases in termination costs as new telecommunications service providers offer alternatives to the incumbent telephone operators for local termination, and as European Union member states implement and enforce regulations requiring incumbent telephone operators to establish rates which are set on the basis of forward-looking, long run economic costs that would be incurred by an efficient provider using advanced technology. There can be no assurance, however, regarding the extent or timing of such decreases in termination costs.

    TERMINATION OF MOBILE TRAFFIC. A substantial portion of our revenue from our voice products is based on mobile traffic. We have arrangements in place for termination of mobile traffic. However, direct operating agreements with mobile operators tend to be expensive and refiling of mobile traffic generally does not meet our quality targets. Although we currently have a number of direct agreements with mobile operators and quality refilers in place, we cannot guarantee that we can maintain these agreements or enter into similar agreements of adequate price levels, or at all, to support the expansion of our mobile traffic.

    INTERNET TERMINATION COSTS. Termination costs represent costs we are required to pay to other Internet backbone providers from the point of exit of our network. Internet termination is effected through peering and transit arrangements. Peering arrangements provide for the exchange of Internet traffic free-of-charge. We have entered into peering arrangements with ISPs in the United States and Europe, including recent peering arrangements with several European incumbent telephone operators. There can be no assurance that we will be able to negotiate additional peering arrangements. Under transit arrangements, we are required to pay a fee to exchange traffic. That fee is largely fixed and is based on the minimum Mb amount charged to us by our transit partners.

    Recently, the Internet services industry has experienced merger and consolidation activity. This activity is likely to increase the concentration of market power of Internet backbone providers, and may adversely affect our ability to obtain peering and cost-effective transit arrangements.

    OTHER COSTS OF SERVICES. Other costs of planned services include the expenses associated with providing value-added Internet services and data center capabilities. These expenses will consist primarily of certain engineering costs, personnel costs and lease expenses within our data center facilities.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Our strategy of selling mainly to operators allows us to maintain lower selling, general and administrative expenses than companies providing services to the mass retail market. Our selling, general and administrative expenses consist primarily of personnel costs, information technology costs, office costs, travel, commissions, billing, professional fees and advertising and promotion expenses. We employ a direct sales force located in the major markets in which we offer services. To attract and retain a highly qualified sales force, we offer our sales personnel a compensation package emphasizing performance-based commissions and equity options. We expect to incur significant selling and marketing costs in advance of anticipated related revenue as we continue to expand our operations and service offerings. Our selling, general and administrative expenses are expected to decrease as a percentage of revenues, however, once we have established our operations in targeted markets and expanded our customer base.

    DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expense includes charges relating to depreciation of property and equipment, which consist principally of equipment (such as switches, multiplexers and routers), investments in indefeasible rights of use and in multiple investment units, furniture and equipment. We depreciate our network over periods ranging from 5 to 15 years and amortize our intangible assets over a period of 5 years. We depreciate our investments in indefeasible rights of use and in multiple investment units over their estimated useful lives of not more than 20 years. We expect depreciation and amortization expense to increase significantly as we expand our owned network, including the development of the German network.

RESULTS OF OPERATIONS

    Because we commercially introduced our services in September 1998, our management believes that a comparison of results for the year ended
December 31, 1999 to the period from our inception to December 31, 1998 is not meaningful.

    CONSOLIDATED QUARTERLY FINANCIAL DATA

    The following table sets forth our consolidated financial data as of and for the three-month periods ended June 30 and March 31, 2000 and December 31, September 30, June 30 and March 31, 1999. The consolidated financial data were derived from our unaudited consolidated financial statements and include, in the opinion of our management, all adjustments, consisting solely of normal recurring adjustments, necessary to present fairly the data for such period. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with the rest of this discussion and with our consolidated financial statements and related notes.

    Amounts are presented in thousands of U.S. dollars.

                                                                            THREE MONTHS ENDED
                                          --------------------------------------------------------------------------------------
                                           JUNE 30,      MARCH 31,    DECEMBER 31,    SEPTEMBER 30,     JUNE 30,      MARCH 31,
                                             2000          2000           1999             1999           1999          1999
                                          -----------   -----------   -------------   --------------   -----------   -----------
                                          (UNAUDITED)   (UNAUDITED)    (UNAUDITED)     (UNAUDITED)     (UNAUDITED)   (UNAUDITED)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Revenue.................................   $ 57,531      $ 51,267       $ 37,319         $ 27,311       $ 20,194      $ 12,293
Cost of services (exclusive of amounts
  shown separately below)...............     58,467        54,536         41,905           32,543         22,346        17,015
Selling, general and administrative
  expenses..............................      9,165         7,638          7,688            4,216          3,147         3,318
Depreciation and amortization...........      7,228         6,151          6,032            4,183          2,298         1,336
                                           --------      --------       --------         --------       --------      --------
Loss from operations....................    (17,329)      (17,058)       (18,306)         (13,631)        (7,597)       (9,376)
Other income (expense):
Interest income.........................      6,406         2,684            772            2,009          2,099           979
Interest expense........................     (5,712)      (13,913)        (8,152)          (8,718)        (8,400)       (4,205)
Other income (expense)..................         (3)           (3)          (117)             (25)          (413)           --
Currency exchange gain (loss), net......      3,862       (19,687)       (10,200)           1,931         (4,721)       (2,428)
                                           --------      --------       --------         --------       --------      --------
Loss before income tax benefit..........    (12,776)      (47,977)       (36,003)         (18,434)       (19,032)      (15,030)
Income tax benefit, net of valuation
  allowance.............................         --            --             --               --             --            --
                                           --------      --------       --------         --------       --------      --------
Net loss................................   $(12,776)     $(47,977)      $(36,003)        $(18,434)      $(19,032)     $(15,030)
                                           ========      ========       ========         ========       ========      ========
OTHER FINANCIAL DATA:
EBITDA..................................   $(10,101)     $(10,907)      $(12,274)        $ (9,448)      $ (5,299)     $ (8,040)
Net cash used in operating activities...     26,729       (49,656)       (18,790)         (20,121)       (20,932)      (18,910)
Net cash used in investing activities...    (73,357)      (18,934)       (53,992)         (13,311)       (31,893)     (152,722)
Net cash provided by (used in) financing
  activities............................     31,520       558,679         86,638           (2,153)        (4,996)      274,141

    FINANCIAL POSITION

    Current assets at June 30, 2000 were approximately $675.5 million, representing an increase of approximately 294% over current assets at December 31, 1999 of approximately $171.3 million, and a decrease of approximately 6% over current assets at March 31 of approximately
$720.2 million. The increase from December 31, 1999, is primarily related to the receipt of the net proceeds of our initial public offering of common stock in February 2000. In addition, total accounts and unbilled receivables increased from approximately $45.0 million at December 31, 1999 and approximately
$63.3 million at March 31, 2000, to approximately $66.4 million at June 30, 2000 as a result of increased revenues.

    Property and equipment increased approximately 30% from approximately $213.7 million at December 31, 1999 to approximately $277.4 million at June 30, 2000 mainly due to the investments in the construction of the German network.

    Investment in joint ventures increased approximately 495% from approximately $4.7 million at December 31, 1999 to approximately $27.9 million at June 30, 2000 as a result of our investment in the Digiplex joint venture (formerly Hubco).

    Restricted investments held in escrow (both current and long-term) decreased from December 31, 1999 and March 31, 2000 to June 30, 2000 as a result of our funding of scheduled interest payments on our senior notes and additions to our German network.

    Other accrued liabilities increased approximately 40% from approximately $17.0 million at December 31, 1999 to approximately $23.8 million at June 30, 2000 mainly as a result of an increase in the value-added tax payable.

    Deferred revenue (both current and long-term) increased approximately 530% from approximately $5.0 million at December 31, 1999 and approximately 163% from approximately $12.1 million at March 31, 2000 to approximately $31.6 million at June 30, 2000 as a result of new bandwidth and infrastructure sales agreements.

    Total long-term debt was approximately $241.3 million at June 30, 2000, representing a decrease of approximately 29% from long-term debt at December 31, 1999 of approximately $337.8 million and a decrease of approximately 10% from long-term debt at March 31, 2000 of approximately
$268.2 million. The decrease is related to the repayment of our credit facility with Nortel Networks of approximately $77.2 million and the reclassification of our $26.1 million credit facility with Siemens to short-term debt at June 30, 2000 since this facility was repaid in July 2000.

    Shareholders' equity (deficit) rose from a deficit of approximately
$34.5 million at December 31, 1999 to an equity balance of approximately
$605.2 million at March 31, 2000, then declined to an equity balance of approximately $585.7 million at June 30, 2000 mainly as a result of our initial public offering and the net losses incurred in the first quarter and second quarter of 2000.

    THREE MONTHS ENDED JUNE 30, 2000 AS COMPARED TO THREE MONTHS ENDED JUNE 30,
     1999 AND THREE MONTHS ENDED MARCH 31, 2000

    Revenues for the three months ended June 30, 2000 were approximately
$57.5 million, representing an increase of approximately 12% over revenues for the three months ended March 31, 2000 of approximately $51.3 million and approximately 185% over revenues for the three months ended June 30, 1999 of approximately $20.2 million. Revenues primarily related to voice services, which contributed approximately $47.9 million or 83% of total revenue in the second quarter of 2000. Voice revenue grew 0.5% compared to the three months ended March 31, 2000 and 203% over the three months ended June 30, 1999. Voice traffic volume during the three months ended June 30, 2000 was approximately
343 million minutes compared with approximately 309 million and 122 million minutes during the three months ended March 31, 2000 and June 30, 1999, respectively. Average revenue per minute was approximately 14 cents, which represented a decrease of approximately 10% compared to the three months ended March 31, 2000 due primarily to changes in traffic mix and, to a lesser extent, price reductions. Average revenue per minute increased by approximately 8% compared to the second quarter of 1999, which primarily reflects changes in traffic mix. The majority of voice traffic in the second quarter of 2000 both originated and terminated in Europe where prices are generally lower, but where we have implemented interconnection agreements and therefore generally do not need to terminate traffic via more costly refile or resale arrangements. Internet and bandwidth services revenue was approximately $9.6 million during the three months ended June 30, 2000, representing an increase of 170% over the three months ended March 31, 2000 and 120% over the three months ended June 30, 1999, primarily due to increases in our customer base. During the second quarter of 2000, we recognized revenue of approximately $4.7 million from one bandwidth IRU contract that qualified as a sales-type lease.

    Cost of services (exclusive of items shown separately) for the three months ended June 30, 2000 were approximately $58.5 million compared with approximately $54.5 million and $22.3 million for the three months ended March 31, 2000 and June 30, 1999, respectively. Such costs increased primarily as a result of costs directly associated with our increased voice traffic. These costs consisted primarily of operation of the network, leases for transmission capacity, operation, administration and maintenance cost of owned fiber as well as termination expenses including refiling.

    Expressed as a percentage of revenues, cost of services (exclusive of items shown separately) was 102% during the three months ended June 30, 2000 compared with 106% and 111% for the three months ended March 31, 2000 and June 30, 1999, respectively. These decreases are primarily the result of higher volumes carried on our existing network.

    Depreciation and amortization for the three months ended June 30, 2000 was approximately $7.2 million compared with approximately $6.2 million and $2.3 million for the three months ended March 31, 2000 and June 30, 1999, respectively. These costs increased over the three months ended June 30, 1999 due to higher investments for network equipment, indefeasible rights of use, and other furniture and equipment.

    Selling, general and administrative expenses were approximately
$9.2 million during the three months ended June 30, 2000 compared with approximately $7.6 million and $3.1 million for the three months ended
March 31, 2000 and June 30, 1999, respectively. Such costs consisted primarily of personnel costs, information technology costs, office costs, professional fees and expenses. These costs increased over the three months ended June 30, 1999 primarily as a result of increased headcount, information technology costs, promotional costs, office costs and provisions for bad debts.

    Net interest income for the three-month period ended June 30, 2000 was approximately $0.7 million. Interest income of approximately $6.4 million consisted of interest earned on deposits of escrowed proceeds of our senior notes and unused net proceeds of our initial public offering. Interest expense of approximately $5.7 million mainly consisted of interest accrued on the senior notes, less capitalized interest of approximately $2.7 million.

    The strengthening of the Euro to the U.S. dollar in the second quarter of 2000 resulted in a currency exchange gain of $3.9 million, compared with losses of $19.7 million and $4.7 million during the quarters ended March 31, 2000 and June 30, 1999, respectively.

    Our management evaluates the relative performance of our voice and Internet and bandwidth ("data") operations based on their respective fixed cost contributions. Fixed cost contribution is defined as segment revenues less direct variable costs incurred by the segment. Certain direct costs, such as network and transmission costs, are shared by both the voice and data operations and are not allocated by management to the segment.

    Fixed cost contribution for voice services for the three-month period ended June 30, 2000 was $4.8 million, representing $47.9 million in voice revenue less $43.1 million, or approximately 13 cents per minute, in voice termination costs. Fixed cost contribution for data services for the same period was $7.5 million representing $9.6 million in data revenue less $2.1 million in data direct cost.

    SIX MONTHS ENDED JUNE 30, 2000 AS COMPARED TO SIX MONTHS ENDED JUNE 30, 1999

    Revenues for the six months ended June 30, 2000 were approximately
$108.8 million, representing an increase of approximately 235% over revenues for the six months ended June 30, 1999 of approximately $32.5 million. Revenues primarily related to voice services, which contributed approximately
$95.6 million or 88% of total revenue in the first half of 2000. Voice revenue grew 245% over the six months ended June 30, 1999. Voice traffic volume during the six months ended June 30, 2000 was approximately 652 million minutes compared with approximately 184 million minutes during the six months ended
June 30, 1999. Average revenue per minute was approximately 14.6 cents, which represented a decrease of approximately 3% compared to the six months ended June 30, 1999, due primarily to changes in traffic mix and, to a lesser extent, price reductions. The majority of voice traffic in the first half of 2000 both originated and terminated in Europe where prices are generally lower, but where we have implemented interconnection agreements and therefore generally do not need to terminate traffic via more costly refile or resale arrangements. Internet and bandwidth services revenue was approximately $13.2 million during the six months ended June 30, 2000, representing an increase of 178% over the six months ended June 30, 1999, primarily due to increases in our customer base.

    Cost of services (exclusive of items shown separately) for the six months ended June 30, 2000 were approximately $113.0 million compared with approximately $39.4 million for the six months ended June 30, 1999. Such costs increased primarily as a result of costs directly associated with our increased voice traffic. These costs consisted primarily of operation of the network, leases for transmission capacity, operation, administration and maintenance cost of owned fiber as well as termination expenses including refiling.

    Expressed as a percentage of revenues, cost of services (exclusive of items shown separately) was approximately 104% during the six months ended June 30, 2000 compared with approximately 121% for the six months ended June 30, 1999. These decreases are primarily the result of higher volumes carried on our existing network.

    Depreciation and amortization for the six months ended June 30, 2000 was approximately $13.4 million compared with approximately $3.6 million for the six months ended June 30, 1999. These costs increased compared to the six months ended June 30, 1999 due to higher investments for network equipment, indefeasible rights of use, and other furniture and equipment.

    Selling, general and administrative expenses were approximately
$16.8 million during the six months ended June 30, 2000 compared with approximately $6.5 million for the six months ended June 30, 1999. Such costs consisted primarily of personnel costs, information technology costs, office costs, professional fees and expenses. These costs increased over the six months ended June 30, 1999 primarily as a result of increased headcount, information technology costs, promotional costs, office costs and provisions for bad debts.

    Net interest expense for the six-month period ended June 30, 2000 was approximately $10.5 million. It consisted during this period of approximately $18 million of interest accrued on our senior notes, less capitalized interest of approximately $4.1 million and interest income.

    The over-all weakening of the Euro to the U.S. dollar in the first half of 2000 resulted in a currency exchange loss of $15.8 million, compared with a loss of $7.1 million during the six-month period ended June 30, 1999.

    Fixed cost contribution for voice services for the six-month period ended June 30, 2000 was $9.5 million, representing $95.6 million in voice revenue less $86.1 million, or approximately 13 cents per minute, in voice termination costs. Fixed cost contribution for data services for the same period was $10.9 million representing $13.2 million in data revenue less $2.3 million in data direct cost.

    YEAR ENDED DECEMBER 31, 1999

    Revenues for the year ended December 31, 1999 were approximately
$97.1 million, primarily relating to voice services, which contributed
$87.6 million or 90% to the total revenue generated during that period. Voice traffic volume of 606 million minutes was billed to our customers. Average revenue per minute for the period was 14.5 cents. Revenue of $9.5 million for the same period was generated by Internet and bandwidth services, including revenue of $3.2 million associated with a second quarter bandwidth IRU contract that was recorded as a sales-type lease.

    Cost of services (exclusive of items shown separately) consists primarily of operation of the network, leases for transmission capacity, and termination expenses including refiling. These costs for the year ended December 31, 1999 were approximately $113.8 million, including
$1.9 million of cost of services associated with the second quarter bandwidth IRU contract.

    Selling, general and administrative expenses were approximately
$18.4 million for the year ended December 31, 1999 and consisted primarily of personnel costs, information technology costs, office costs, professional fees and expenses.

    Depreciation and amortization for the year ended December 31, 1999 was approximately $13.8 million and consisted primarily of depreciation costs for network equipment, indefeasible rights of use, and other furniture and equipment.

    Net interest expense for the year ended December 31, 1999 was approximately $23.6 million. It consisted during this period of approximately $29.5 million of interest on the 13 1/4% senior notes, other short term and long term debt, less interest income of approximately $5.9 million. Interest income consists of interest earned from investing the remaining proceeds of the investments by our equity sponsors, employees and directors and the issuance of the 13 1/4% senior notes and related warrants.

    The weakening of the euro to the U.S. dollar in the year ended December 31, 1999 resulted in a currency exchange loss of approximately $15.4 million.

    Fixed cost contribution for voice services for the year ended December 31, 1999 was $12.6 million, representing $87.6 million in voice revenue less
$75.0 million, or 12.4 cents per minute, in voice termination costs. Fixed cost contribution for Internet and bandwidth services for the same period was $7.6 million, representing approximately $9.5 million in Internet and bandwidth services revenue less approximately $1.9 million of cost of services for the bandwidth IRU contract.

    PERIOD FROM INCEPTION THROUGH DECEMBER 31, 1998

    We commercially introduced our services in September 1998. Revenues for the period from our inception to December 31, 1998 were approximately $2.8 million, primarily relating to voice services, which contributed 98% to the total revenue achieved in 1998. Voice traffic volume from the start of operations in September 1998 until the end of 1998 amounted to 10 million minutes. Revenue of $0.1 million for the same period was generated by Internet services.

    Cost of services (exclusive of amounts shown separately) consists primarily of operation of the network, leases for transmission capacity, and termination expenses including refiling. These costs for the period from our inception to December 31, 1998 were approximately $11.7 million.

    Selling, general and administrative expenses were approximately
$9.0 million for the period from our inception to December 31, 1998 and consisted primarily of start-up expenses, personnel costs, information technology costs, office costs, professional fees and promotion expenses.

    Depreciation and amortization for the period from our inception to December 31, 1998 was approximately $1.4 million and consisted primarily of depreciation costs for network equipment, indefeasible rights of use, and other furniture and equipment.

    Interest income during the period from our inception to December 31, 1998 consisted of interest earned from investing the proceeds of the issuance of equity. Interest income totaled approximately $92,000 for the period from our inception to December 31, 1998. No material interest expense was incurred during the same period. No material currency exchange loss was incurred during the same period.

    Fixed cost contribution for voice services for the period from our inception to December 31, 1998 was $0.1 million, representing $2.7 million in voice revenue less $2.6 million in voice termination costs, reflecting the fact that during the early stages of our operations we had relatively few interconnection agreements with incumbent telephone operators so that traffic had to be terminated at higher cost through refiling. Fixed cost contribution for Internet and bandwidth services for the same period was equivalent to Internet and bandwidth services revenue, or $0.1 million.

LIQUIDITY AND CAPITAL RESOURCES

    We broadly define liquidity as our ability to generate sufficient cash flow from operating activities to meet our obligations and commitments. In addition, liquidity includes the ability to obtain appropriate debt and equity financing and to convert into cash those assets that are no longer required to meet existing strategic and financial objectives. Therefore, liquidity cannot be considered separately from capital resources that consist of current or potentially available funds for use in achieving long-range business objectives and meeting debt service commitments.

    From our inception through December 31, 1998, we financed our operations through equity contributions. During the year ended December 31, 1999, we financed our operations through additional equity contributions and with the proceeds of the issuance of our 13 1/4% senior notes and related warrants, vendor financing and an interim credit facility. The further development of our business and deployment of our network will require significant capital to fund capital expenditures, working capital, cash flow deficits and debt service. Our principal capital expenditure requirements include the expansion of our network, including construction of the German and intra-city networks, the acquisition of multiplexers, routers and transmission equipment and the construction of data center facilities through an investment in the Digiplex (formerly named Hubco) joint venture. Additional funding will also be required for office space, switch site build-out and corporate overhead and personnel.

    Between our inception and December 31, 1998, we had incurred capital expenditures of approximately $37.2 million, and during the year ended
December 31, 1999 we incurred capital expenditures of approximately
$195.4 million, including amounts related to the German network in both periods. Capital expenditures in 1998 and 1999 were principally for investments in fiber infrastructure and transmission equipment. We estimate that we will incur capital expenditures of approximately $362 million from January 2000 through the end of 2001 ($242 million for 2000 and $120 million for 2001), including approximately $23 million for our investment in the Digiplex joint venture. We expect capital expenditures in 2000 and 2001 will be principally for investments in fiber infrastructure and transmission equipment. We completed the construction of the German network and portions of it became operational in July 2000, with full operation expected in the second half of 2000. We plan to purchase additional multiplexers and routers for our network. We plan to complete the Amsterdam and Paris intra-city network by the end of 2000.

    As of December 31, 1998 funds managed by our equity sponsors had invested a total of approximately $37.8 million to fund start-up operations. By
February 19, 1999, such funds had completed their aggregate investment totaling $60 million in equity contributions. On February 19, 1999, we issued 13 1/4% senior notes, with warrants, for net proceeds of approximately $242 million, after deducting discounts and commissions and expenses. Approximately
$79.0 million of the net proceeds were originally used to secure the first five interest payments on the notes. In addition, as of December 31, 1999, employees and directors had directly or indirectly invested approximately $6.7 million in our shares.

    On March 1, 2000, we completed our initial public offering of 8,625,000 shares of common stock (including the underwriters' overallotment of 1,125,000 shares) at a price of E87 per share (approximately $87.42 per share). We received proceeds of approximately $682 million, net of underwriting discounts and commissions, listing fees, and offering-related expenses.

    In addition to the net proceeds of our initial public offering, other potential sources of capital, if available on acceptable terms or at all, may include possible sales of dark fiber on the German or intra-city networks (such as Amsterdam) or additional private or public financings, such as an offering of debt or equity in the capital markets, an accounts receivable or bank facility or equipment financings. We believe, based on our current business plan, that these sources, or a combination of them, will be sufficient to fund the expansion of our business as planned, and to fund operations until we achieve positive cash flow. We expect to continue to generate net losses and negative cash flow through at least 2002 as we expand our operations. Whether or when we will generate positive cash flow will depend on a number of financial, competitive, regulatory, technical and other factors. For example, our net losses and negative cash flow from operating activities are likely to continue beyond that time if:

    - we decide to build extensions to our network because we cannot otherwise reduce our transmission costs,

    - we do not establish a customer base that generates sufficient revenue,

    - we do not reduce our termination costs by negotiating competitive interconnection rates and peering arrangements as we expand our network,

    - prices decline faster than we have anticipated,

    - we do not attract and retain qualified personnel,

    - we do not obtain necessary governmental approvals and operator licenses, or

    - we are unable to obtain any additional financing as may be required.

    Our ability to achieve these objectives is subject to financial, competitive, regulatory, technical and other factors, many of which are beyond our control. There can be no assurance that we will achieve profitability or positive cash flow.

    The actual amount and timing of our future capital requirements may differ materially from our estimates as a result of, among other things, the demand for our services and regulatory, technological and competitive developments. There can be no assurance that sources of additional financing will be available on acceptable terms or at all.


    As of June 30, 2000, we had total current assets of $675.5 million, of which $32.0 million was escrowed for interest payments on the 13 1/4% senior notes and $2.5 million of which was allocated to the construction cost of the German network. Net unrestricted cash as of the same date was $508.8 million. In the first half of 2000, we allocated approximately $19.3 million in additional funds for the construction cost of the German network and provided a letter of credit to secure payment of that amount. The balance of that letter of credit was $14.9 million as of June 30, 2000. An additional amount for cost of construction is currently in dispute, and the construction company and development company are in mediation. Although we expect the disputed amount will not be payable in full, our total share of that amount, if ultimately paid in full, would be approximately $12.0 million.



    After June 30, 2000, we have made alternative arrangements for network assets that we had arranged to acquire from an affiliate of Iaxis Ltd. In the third quarter, Iaxis Ltd. went into administration, which provides temporary protection from creditors, and which necessitated these alternative arrangements. We estimate the maximum total cost of such alternative arrangements would be less than $3.0 million plus the amount of any asset write-downs that might result from a failure of the Iaxis affiliate to deliver network assets.


    EBITDA, which we define as earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains or losses and other income (expense), decreased from negative $12.3 million in the fourth quarter of 1999 to negative $10.9 million in the first quarter of 2000 and decreased to negative $10.1 million in the second quarter of 2000. EBITDA is used by management and certain investors as an indicator of a company's ability to service debt and to satisfy capital requirements. However, EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flows from operating, investing or financing activities as a measure of liquidity or an alternative to net income as an indication of our operating performance or any other measure of performance derived under generally accepted accounting principles. EBITDA as used in this report may not be comparable to other similarly titled measures of other companies or to similarly titled measures as calculated under our debt agreements.

    Our significant debt and vendor financing activity to date has consisted of the following:

    - On February 19, 1999, we issued $160 million and E85 million of 13 1/4% senior notes, with a scheduled maturity of February 15, 2009, with detachable warrants.

    - On February 18, 1999 we entered into an agreement to purchase fiber optic cable for the German network, initially for $20.3 million plus value-added tax. As of December 31, 1999, we had borrowed approximately $15.7 million under this agreement. We borrowed an additional amount of approximately $10.4 million under this agreement since December 31, 1999. We decided in June 2000 to repay this financing and did so on July 5, 2000.

    - In June 1999, we entered into a financing facility with Nortel
      Networks Inc., an equipment supplier. As of December 31, 1999, we had borrowed substantially the full amount of the $75 million available under the facility. The debt outstanding under this facility bore interest at a LIBOR-based floating interest rate, and the weighted average on outstanding amounts was 11.04% as of December 31, 1999. The debt was repaid from the proceeds of our initial public offering.

    - In December 1999, we entered into an interim credit agreement with Morgan Stanley Senior Funding, Inc. and Citibank N.A. As of December 31, 1999, we had borrowed E10 million of the $200.0 million (or the euro equivalent) available under the facility. This debt bore interest at a LIBOR-based floating interest rate equal to 6.72% as of December 31, 1999. The debt outstanding under this facility (E40 million at the time of our initial public offering), was repaid from the proceeds of our initial public offering, and the facility terminated.

FOREIGN CURRENCY

    Our reporting currency is the U.S. dollar, and interest and principal payments on the 13 1/4% senior notes are in U.S. dollars and euros and a significant portion of our costs and investments are denominated in dollars. However, the majority of our revenues and operating costs are derived from sales and operations outside the United States and are incurred in a number of different currencies. Accordingly, fluctuations in currency exchange rates may have a significant effect on our results of operations and balance sheet data. The euro has eliminated exchange rate fluctuations among the 11 participating European Union member states. Adoption of the euro has therefore reduced the degree of intra-Western European currency fluctuations to which we are subject. We will, however, continue to incur revenues and operating costs in non-Euro denominated currencies, such as pounds sterling. Although we do not currently engage in exchange rate hedging strategies, we may attempt to limit foreign exchange exposure by purchasing forward foreign exchange contracts or engaging in other similar hedging strategies. We have outstanding one contract to purchase Deutsche Marks in exchange for dollars from time to time in amounts anticipated to satisfy our Deutsche Mark-denominated obligations under our German network arrangements. Any reversion from the euro currency system to a system of individual country floating currencies could subject us to increased currency exchange risk.

INFLATION

    We do not believe that inflation will have a material effect on our results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. The adoption of this standard is effective for the first quarter of our fiscal year ending December 31, 2001. Management has not yet completed its analysis of this new accounting standard and, therefore, has not determined whether this standard will have a material effect on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The following discussion summarizes the financial instruments and derivative instruments held by us at June 30, 2000 that are sensitive to changes in interest rates and foreign exchange rates. In the normal course of business, we also face risks that are either nonfinancial or nonquantifiable. Such risks principally include country risk, credit risk, and legal risk, and are not reviewed in this discussion.

    INTEREST RATE RISK MANAGEMENT. Within the past year, the sensitivity of our cash flows, earnings, and financial condition to changes in market interest rates declined significantly, upon our repayment (from the proceeds of our initial public offering) of the E40 million, the $75 million and the $26 million that were outstanding under floating rate facilities.

    Because most of our outstanding debt at June 30, 2000 is fixed-rate debt, a change in market interest rates is not likely to have a material effect on our earnings, cash flows or financial condition. As of June 30, 2000, we did not have a position in futures, forwards, swaps, options or other similar financial instruments to manage the risk arising from these interest rate exposures.

    FOREIGN EXCHANGE RISK MANAGEMENT. We have foreign exchange currency exposures related to purchasing services and equipment and selling our services in currencies other than the US dollar, our reporting currency. Because the majority of our revenues and operating costs are derived from sales and operations outside the United States and are incurred in a number of different currencies, changes in foreign currency exchange rates may have a significant effect on our results of operations and balance sheet data. The most significant of our foreign currency exposures relate to our purchasing and selling activities in the Western European countries such as Germany, Switzerland and the United Kingdom, where our principal operations exist.

    In addition, the E85 million of our 13 1/4% senior notes payable denominated in euros exposes us to foreign exchange rate risk.

                              SELLING SHAREHOLDERS


    The following table sets forth the name of each selling shareholder and the number of shares (a) beneficially owned by such selling shareholder and
(b) which such selling shareholders may offer from time to time. We may from time to time include additional selling shareholders in supplements to this prospectus.



                                                              SHARES BENEFICIALLY OWNED     NUMBER OF
                                                                PRIOR TO THE OFFERING      SHARES TO BE
                                                              --------------------------   SOLD IN THE
SELLING SHAREHOLDER                                           NUMBER(1)    PERCENTAGE(2)   OFFERING(1)
-------------------                                           ----------   -------------   ------------
Appaloosa Arbitrage Fund Ltd................................     21,025           *
Banca Popolare Di Verona--Banco S. Geminiano e S.
  Prospero..................................................     21,372           *
Banca Populare di Bergamo--Credito Varesino.................        489           *
Banco Popolare Commercio e Industria........................      5,523           *
Banque de Gestion Edmond de Rothschild--Monaco..............      5,946           *
Banque Du Gothard Monaco "La Belle Epoque"..................      2,072           *
Bear Stearns International Ltd..............................      6,240           *
BSI SA......................................................     10,965           *
Caja de Ahorros y Monte de Piedad de Avila..................      1,844           *
The Chuo Mitsui Trust and Banking Co., Ltd Re: Alliance High
  Yield Bond Open...........................................     23,485           *
Cisalpina Gestioni SPA--Societa' di Gestione del Risparmio--
  Cisalpino Bilanciato Fund.................................     46,642(3)        *
City of NY Teacher's Retirement System......................      6,710           *
CSAM Australia US High Yield Fund...........................      1,677           *
CSAM Invest Trust US High Yield.............................      1,677           *
CSAM Strategic Global Income Fd Inc.........................      2,013           *
CSAM-GPF-CSAM High Yield Fund...............................      1,677           *
Deutsche Bank AG (London)...................................     14,173           *
Deutsche Bank Securities....................................    180,349           *
Eaton Vance CDO, Limited....................................     20,130           *
Eaton Vance High Income Fund................................    109,878           *
Eaton Vance Income Fund of Boston...........................     27,679           *
General Retirement System of the City of Detroit............      1,677           *
ING Bank N.V., London Branch................................     89,158           *
Investec Guinness Flight....................................     21,798(4)        *
JP Morgan Securities Inc....................................     36,905           *
Mediosim S.P.A..............................................      2,494           *
Mercury Asset Management....................................     36,512           *
Moore Global Investments, Ltd...............................     81,863           *
Morgan Stanley and Co. International........................    164,958           *
Morgan Stanley Dean Witter and Co...........................     85,574           *
Oxford Strategic Income Fund................................      3,355           *
Panorama Lifespan Diversified Income/VA.....................        335           *
Perkin Elmer Corp. Employee Pension and Savings Plan........      1,342           *
Putnam Advisory Company, Inc.(5)............................      4,680           *
Putnam Fiduciary Trust Company, Inc.(6).....................      5,180           *
Putnam Investment Management, Inc.(7).......................    210,524           *
Remington Investment Strategies, L.P........................     19,768           *
Robert Fleming & Co. Ltd....................................     15,072           *
Satellite Fund I, L.P.......................................        720           *
Satellite Fund II, L.P......................................     28,881           *

                                                              SHARES BENEFICIALLY OWNED     NUMBER OF
                                                                PRIOR TO THE OFFERING      SHARES TO BE
                                                              --------------------------   SOLD IN THE
SELLING SHAREHOLDER                                           NUMBER(1)    PERCENTAGE(2)   OFFERING(1)
-------------------                                           ----------   -------------   ------------
Satellite Fund III L.P......................................     17,691           *
Satellite Overseas Fund, Ltd................................     51,190           *
SBC Master Pension Trust....................................      3,355           *
SEI Global--High Yield Fixed Income.........................        671           *
SEI Institional Managed Trust...............................      6,710           *
Stichting Shell Pensioenfonds...............................     54,216(8)        *
Texaco Inc..................................................      1,677           *
UBKAM Global High Yield Fund................................      8,448           *
UBS AG......................................................        226           *
Warburg Pincus High Yield Fund..............................      3,355           *
Other selling shareholders as a group (50 persons)(9).......      9,353           *


------------------------

*   Less than 1%.


 (1) Unless otherwise noted, comprises the number of shares for which the warrants held by such selling shareholder are exercisable.


 (2) Assuming the exercise of all warrants, based on 41,721,178 shares outstanding as of August 1, 2000.


 (3) Includes 16,000 shares beneficially owned by selling shareholder, which shares are not being offered for resale pursuant to prospectus.



 (4) Includes 12,574 shares beneficially owned by selling shareholder, which shares are not being offered for resale pursuant to this prospectus.



 (5) Shares are being sold severally, and not jointly or jointly and severally, by the following funds or private investment accounts: Agway Inc. Employees' Retirement Trust (496); Abbott Laboratories Annuity Retirement Plan (939); Strategic Global Fund-High Yield Fixed Income (Putnam) Fund (1,066); Northrop Grumman Corporation (1,623); and Ameritech Pension Trust
     (556).



 (6) Shares are being sold by the following fund or private investment account:
     Putnam High Yield Managed Trust (5,180). Putnam Fiduciary Trust Company provides investment advisory services to each entity identified above, and to other investment companies and to certain other funds which may hold securities issued by Carrier1 International.



 (7) Shares are being sold severally, and not jointly or jointly and severally, by the following funds or private investment accounts: Putnam High Yield Trust (54,352); Putnam Global Governmental Income Trust (3,932); Putnam High Yield Advantage Fund (46,991); Putnam High Income Convertible and Bond Fund (751); Putnam Variable Trust-Putnam VT High Yield Fund (16,782); Putnam Variable Trust-Putnam VT Global Asset Allocation Fund (637); Putnam Master Income Trust (2,744); Putnam Premier Income Trust (8,367); Putnam Master Intermediate Income Trust (2,395); Putnam Diversified Income Trust (37,657); Putnam Convertible Opportunities and Income Trust (382); Putnam Asset Allocation Funds-Growth Portfolio (3,120); Putnam Asset Allocation Funds-Conservative Portfolio (1,093); Putnam Funds Trust-Putnam High Yield Trust II (22,975); Putnam Managed High Yield Trust (1,509); Lincoln National Global Asset Allocation Fund, Inc. (369); Putnam Strategic Income Fund (1,684); and Putnam Variable Trust-Putnam VT Diversified Income Fund (4,784). Putnam Investment Management, Inc. provides investment advisory services to each entity identified above, and to other investment companies and to certain other funds which may hold securities issued by Carrier1 International.



 (8) Includes 9,000 shares beneficially owned by selling shareholders, which shares are not being offered for resale pursuant to this prospectus.



 (9) None of these shareholders owns more than 1% of the outstanding shares immediately prior to the offering.

    Because the selling shareholders may, under the terms of the offering, offer all or some portion of the shares for which the warrants they presently hold are exercisable, no estimate can be given as to the number of common shares that will be held by the selling shareholders upon termination of any such sales. See "Plan of Distribution."

    This prospectus also covers the possible resale of the shares by certain other currently unknown persons who may become owners of such shares as a result of their acquisition of warrants. Each such transferee of a selling shareholder is hereby deemed to be a selling shareholder for purposes of making resales of shares using this prospectus. To the extent required by applicable law, information about any such transferees shall be set forth in an appropriate supplement to this prospectus.

    On February 12, 1999, we and the warrant agents under the agreements relating to the euro warrants and the dollar warrants entered into a registration rights agreement. That agreement requires that we make this prospectus available to the selling shareholders, subject to the exceptions described below, until the earliest of:

    - the time when all of the shares have been sold under this prospectus; and

    - February 19, 2009.

    This time period is referred to as the effectiveness period.

    We may require the selling shareholders to suspend the sales of the shares offered by this prospectus upon the occurrence of any event that makes any statement in this prospectus or the related registration statement untrue in any material respect or that requires the changing of statements in these documents in order to make statements in those documents not misleading.

    We will be permitted to suspend the use of this prospectus for:

    (a) up to two 30-consecutive-day periods (except during the 30 days immediately prior to the expiration of the warrants) if our board of directors determines in good faith that there is a valid purpose for the suspension and provides notice of such determination to the holders at their addresses appearing in the register of warrants maintained by the warrant agent; and

    (b) five additional, non-consecutive three-day periods (except during the 30 days immediately prior to the expiration of the warrants) if our board of directors determines in good faith that we cannot provide adequate disclosure during such period due to circumstances beyond our control.

    Notice of such suspension shall be given in writing, in the case of clause (a) above, promptly to each applicable holder and, in the case of clause (b) above, promptly to the warrant agent and the warrant agent shall give such notice promptly to each holder.

    We will pay the expenses of registering the shares being sold pursuant to this prospectus.

                          DESCRIPTION OF SHARE CAPITAL

    SET FORTH BELOW IS A SUMMARY OF CERTAIN INFORMATION CONCERNING CARRIER1 INTERNATIONAL'S SHARE CAPITAL AND CERTAIN MATERIAL PROVISIONS OF CARRIER1 INTERNATIONAL'S ARTICLES OF INCORPORATION AND LUXEMBOURG LAW ON COMMERCIAL COMPANIES IN EFFECT AS OF THE DATE OF THIS PROSPECTUS. THIS SUMMARY CONTAINS INFORMATION THAT WE CONSIDER TO BE MATERIAL REGARDING THE SHARE CAPITAL OF CARRIER1 INTERNATIONAL, BUT IT DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO CARRIER1 INTERNATIONAL'S ARTICLES OF INCORPORATION AND THE LUXEMBOURG LAW ON COMMERCIAL COMPANIES.

    As of August 1, 2000, Carrier1 International had outstanding 41,721,178 shares with a par value of $2.00, all of which had been paid in full, representing a subscribed capital amount of $83,442,356.


    The total authorized capital of Carrier1 International, including the outstanding subscribed capital, is set at $200,000,000, consisting of a total of 100,000,000 shares, par value $2.00. Pursuant to Carrier1 International's articles of incorporation, the board of directors has been authorized to issue further shares so as to bring the total capital of Carrier1 International up to the total authorized capital in whole or in part from time to time. The authorization lapses five years after the publication in the Luxembourg official gazette of the amendment to the Articles of Incorporation pursuant to which the authorized capital was increased, which occurred at the extraordinary shareholders' meeting on June 13, 2000, and may be renewed by shareholder vote at an extraordinary meeting. Carrier1 International intends to issue additional shares, including issuances from authorized capital from time to time to Carrier One, LLC or its designees and directors and employees of the Carrier1 group as provided in its 1999 and 2000 share option plans and its securities purchase agreement. Assuming the exercise of all outstanding warrants, the issued share capital of Carrier1 International would consist of 43,406,991 shares (not including additional shares issuable upon exercise of options held by our directors and employees).


MEETINGS OF SHAREHOLDERS

    Meetings of shareholders may be either ordinary or extraordinary. At ordinary meetings, which do not currently require a quorum, shareholders can decide on most matters, but they cannot decide matters that entail a modification of the articles. Only at extraordinary meetings, for which more stringent quorum and majority conditions apply, can shareholders modify the articles. Among other things, a merger, liquidation or transformation of Carrier1 International into another form of company, increases (unless decided by the board of directors within the limits of the authorized capital) or decreases of share capital or issuance of a new class of shares would all require modification of the articles. A quorum of 50% and a vote of two-thirds of the shares present or represented are required to amend the articles. If the quorum is not achieved, however, then a second meeting may be called, at which no quorum is required.

    Carrier1 International must hold a general meeting every year at the place and date indicated in the articles. This annual general shareholders' meeting is an ordinary meeting. Annual general shareholders' meetings usually have on their agenda the approval of the annual accounts and related issues, such as approval of the management report prepared by the board and of the report of the statutory auditor, and the use of profits shown on the balance sheet, including the distribution of dividends.

    Ordinary and extraordinary shareholders' meetings may be called by the board or by the statutory auditor. The board and the statutory auditor must convene a meeting if requested in writing by shareholders representing at least 20% of the subscribed capital of Carrier1 International.

VOTING AND QUORUM REQUIREMENTS

    Matters brought before ordinary shareholders' meetings do not require a quorum but must receive a majority of the votes cast to pass. Extraordinary meetings, which are required to amend the articles, require a quorum of at least half of the outstanding shares and may only act with a vote of two-thirds of the shares present. If the quorum condition is not fulfilled, however, a second meeting with the same agenda may be called, for which the same two-thirds majority condition applies but for which no quorum is required.

    A "change of nationality," for purposes of Luxembourg law, of Carrier1 International would require approval by all the shareholders. Such a "change of nationality" would typically consist of a permanent transfer of its registered office outside of Luxembourg, but would not include a merger with a non-Luxembourg company in which the non-Luxembourg company survives. An increase of any obligations of shareholders set forth in the articles would also require approval of all shareholders affected.

DIRECTORS

    LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF DIRECTORS. Under Luxembourg law, civil liability of directors both to the company and to third parties is generally considered to be a matter of public policy. It is possible that Luxembourg courts would declare void an explicit or even implicit contractual limitation on directors' liability to Carrier1 International. Carrier1 International, however, can validly agree to indemnify the directors against the consequences of liability actions brought by third parties (including shareholders if such shareholders have personally suffered a damage which is independent of and distinct from the damage caused to Carrier1 International). The articles contain such an agreement.

    APPOINTMENT AND REMOVAL OF DIRECTORS. The articles provide that directors are elected by the shareholders at a general meeting for a maximum term of six years (except in case of a vacancy where the board may provisionally appoint a director to fill such a vacancy until the next general meeting). Directors may be re-elected indefinitely for further terms of up to six years. Under the articles, a minimum of three directors is required but there is no maximum unless so resolved by the shareholders at a general meeting.

    There are no restrictions in the articles or under Luxembourg law as to nationality, residence or professional qualifications for directors. There is no age limit nor are directors required to retire by rotation. Directors may be removed, at any time with or without cause, at any ordinary shareholders' meeting.

    POWERS OF THE BOARD. The board has wide powers to perform all acts necessary or desirable for accomplishing Carrier1 International's aims. The board may delegate daily management to one or more directors, officers, executives, employees or other persons, provided that any delegation to a member of the board has been previously authorized by the shareholders at a general meeting.

OFFICERS

    Under Luxembourg law, an employee of Carrier1 International can only be liable to Carrier1 International for damages brought about by his or her willful acts or gross negligence. Any arrangement providing for the indemnification of officers against claims of Carrier1 International would be contrary to public policy. Employees are liable to third parties under general tort law and may enter into arrangements with Carrier1 International providing for indemnification against third party claims.

    An indemnification arrangement can never cover a willful act or gross negligence.

DIVIDENDS

    Dividends may only be paid out of the distributable profits and unrestricted reserves of Carrier1 International as shown in Carrier1 International's audited accounts for the most recently completed financial year, which would consist of the profit (if any) for such year and retained earnings from prior years after deduction for losses carried over from prior years and reserves required by law or the articles. The Luxembourg law on companies requires Carrier1 International to set up a reserve equal to 10% of the subscribed capital by allocating yearly at least 5% of its profits to the reserve account until it reaches the 10% threshold. Since Carrier1 International has not had profits through December 31, 1999, it has not allocated any amount to the reserve account to date.

    Under Luxembourg law, Carrier1 International's board of directors may pay interim dividends because the articles of incorporation contain a specific provision to that effect. However, formal and substantive requirements have to be met in order for Carrier1 International to pay interim dividends. These include a requirement that Carrier1 International prepare financial statements showing that funds are available for distribution. The amount of such distribution may not exceed the profits earned by Carrier1 International since the end of the last financial year for which the annual accounts have been approved by the general shareholders' meeting plus retained earnings and withdrawals from unrestricted reserves and minus carried-forward losses and amounts to be mandatorily paid to a reserve account. No interim dividends may be paid out during the first six months of the company's accounting year nor before the approval of the annual accounts of the previous accounting year by a general shareholders' meeting.

    Carrier1 International's statutory auditor must verify whether the conditions for the payment of interim dividends are fulfilled.

    If an interim dividend exceeds the dividend set by the shareholders at the annual ordinary shareholders' meeting, the excess is deemed an advance payment of the next dividend.

    Dividends may be paid in U.S. dollars or in shares or otherwise as the board may determine in accordance with Luxembourg law. Payment of any dividends will be made to holders of shares at their addresses in the register maintained by or on behalf of Carrier1 International. Carrier1 International has never declared or paid any dividends and does not expect to do so in the foreseeable future. See "Dividend Policy."

    Nonresidents of Luxembourg who hold shares or ADSs may be subject to Luxembourg statutory withholding tax in respect of any cash dividends paid. See "Taxation--Certain Luxembourg Tax Considerations."

CAPITAL INCREASES; PREEMPTIVE RIGHTS

    The subscribed capital and the authorized capital of Carrier1 International may be increased or reduced by the shareholders at a shareholders' meeting under the same quorum and majority requirements applicable to an amendment of the articles. The board may issue shares (up to the amount authorized by the articles) without shareholder approval, and, if so decided by the board, shareholders will have no pre-emptive rights in connection with such issuance. Holders of shares outstanding prior to this offering will have no pre-emptive rights in connection with this offering.

    In the event that preemptive rights are not disallowed by the board, all shareholders will be notified of the period during which preemptive rights may be exercised, as determined by the board. Under Luxembourg law, this period must be at least 30 days. Preemptive rights are transferable and may be sold, prior to exercise.

LIQUIDATION RIGHTS

    The shareholders of Carrier1 International may dissolve Carrier1 International under the conditions prescribed for modification of the articles. If such dissolution were to occur, Carrier1 International would then be liquidated, and after payment of its debts or consignment of the sums necessary to pay such debts, the shareholders would be entitled to the remaining assets of Carrier1 International, in proportion to their holdings.

FORM AND TRANSFER OF SHARES

    As a general matter under Luxembourg law, shares may be issued in registered or bearer form, at the option of the shareholder. As a result of an amendment to the articles approved by shareholders at the extraordinary meeting held on June 13, 2000, shares must be issued in registered form, unless the board of directors determines otherwise.

    The shares sold by the selling shareholders will generally be in registered global form, although in some instances, shares in registered form may be delivered. Shares that are in registered global form will be delivered into the custody of Clearstream Banking AG, Frankfurt am Main, or Clearstream, Frankfurt. Clearstream, Frankfurt will eventually be registered in our share register as the sole shareholder for the shares sold in this offering, although in some instances, shares in registered form may be delivered. Beneficial interests in the shares can be transferred in accordance with the rules and regulations of Clearstream, Frankfurt. The shares are also expected to be accepted for clearance through Clearstream, Frankfurt, Euroclear and Clearstream Banking, societe anonyme, or Clearstream, Luxembourg. The shares may be credited at the option of investors either to a German bank's Clearstream, Frankfurt account or to the accounts of participants with Euroclear or Clearstream, Luxembourg.


    In general, title to shares in bearer form passes by delivery of the certificates evidencing the shares. Transfers of registered shares require either (i) an inscription of the transfer in the share register of Carrier1 International signed by the transferor and the transferee or their respective agents or (ii) a notification of the transfer by the transferor or the transferee to Carrier1 International which in turn must record such transfer in the share register maintained by it or on its behalf. Carrier1 International or its registrar may also enter the transfer in the register on the basis of correspondence or other documents that establish the existence of an agreement between the transferor and the transferee.

    It is generally held that contractual restrictions on the transfer of shares are legal provided they do not render the shares inalienable for a prolonged period of time. Currently, the articles provide that, if the board determines that a proposed transfer of shares would violate a restriction on transfer agreed to by the owner of such shares or its predecessor in interest and brought to the attention of the board, the board may refuse to record such transfer in the share register of Carrier1 International (with a provision that such refusal will not result in a situation where a shareholder is forced to continue to hold shares for an extended period of time).

DESCRIPTION OF THE WARRANTS

GENERAL

    In connection with the issuance of the 13 1/4% senior dollar and euro notes, Carrier1 International issued dollar warrants and euro warrants. The following summary of certain provisions of the warrant agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the warrant agreements. Wherever particular defined terms of the warrant agreements, not otherwise defined in this prospectus, are referred to, those defined terms are incorporated by reference in this prospectus. A copy of each warrant agreement and the registration rights agreement referred to below is filed as an exhibit to the registration statement of which this prospectus is a part.

    Each dollar warrant is exercisable to purchase 6.71013 shares at the exercise price per share equal to the greater of $2.00 and the minimum par value required by Luxembourg law (currently 50 Luxembourg francs) (excluding a 1% Luxembourg capital duty which is payable by Carrier1 International), subject to adjustment. Each euro warrant is exercisable to purchase 7.53614 shares at the same exercise price. The warrants may be exercised at any time beginning February 19, 2000, and prior to the close of business on February 19, 2009, unless redeemed. Warrants that are not exercised by this expiration date will expire.

    As at August 1, 2000, the aggregate number of the warrants outstanding was 240,823 and the aggregate number of shares for which the warrants may be exercised was 1,685,813.

    Upon the occurrence of a merger with a person in connection with which the consideration to shareholders of Carrier1 International is not all cash and where the shares (or other securities) issuable upon exercise of the warrants are not registered under the Exchange Act, Carrier1 International or its successor by merger will be required to offer (or cause an affiliate to offer) to repurchase the warrants for cash in the manner specified in the warrant agreements.

    The shareholders of Carrier1 International may be required to reauthorize and reserve the shares issuable upon exercise of all outstanding warrants. To the extent such reauthorization or reservation is required by applicable law, Carrier1 International has agreed (to the extent permitted by applicable law) to take any and all actions required, and Carrier One, LLC has agreed (to the extent permitted by applicable law) to vote any shares held by it, to reauthorize and reserve the shares for issuance upon exercise of the warrants at least 31 days prior to the date such reauthorization would be required under Luxembourg law.

    ANTI-DILUTION PROVISIONS

    Each warrant agreement contains provisions adjusting the exercise price and the number of shares or other securities issuable upon exercise of a warrant of the relevant series under specified circumstances. Each warrant agreement also contains other provisions that will provide alternative equivalent adjustments or other protections in the event that the adjustment provisions would result in a reduction of the exercise price to below either the par value of the underlying shares or the minimum par value required by Luxembourg law. Each warrant agreement prohibits Carrier1 International from increasing the par value of the underlying shares to an amount greater than the exercise price, except to the extent required by applicable law.

    No adjustment in the number of shares purchasable upon exercise of the warrants is required, however, for certain public offerings or private placements, for certain grants, or exercises, of options or other rights to purchase granted to or for the benefit of management investors, for certain issuances of shares to or for the benefit of management investors, for grants, or exercises of options, warrants or other rights to purchase pursuant to agreements existing on the date the warrants were issued, for issuances of shares pursuant to options, warrants or other agreements or rights to purchase capital stock of Carrier1 International existing on the date the warrants were issued and in other circumstances specified in the warrant agreements, or unless such adjustment would require an increase or decrease of at least one percent in the number of shares purchasable upon the exercise of a warrant or if certain other limited exceptions are applicable.

    OTHER PROVISIONS

    The terms of the warrant agreements also permit the warrant holders to participate in merger transactions and impose reporting obligations on Carrier1 International. In addition, the warrant holders have registration rights pursuant to a registration rights agreement. Under the terms of the registration rights agreement, the holders of the warrants have "piggy-back" registration rights for the shares or other securities issuable upon exercise of the warrants in connection with specified public offerings of shares or other securities issuable upon exercise of the warrants conducted subsequent to this initial public offering. Carrier1 International is required to use its best efforts to cause to be declared effective, no later than six months after the closing date of our initial public offering, a shelf registration statement with respect to the issuance of or in certain cases, resales of the shares or other securities issuable upon exercise of the warrants. This prospectus forms a part of that shelf registration statement. Carrier1 International is required to use reasonable efforts to maintain the effectiveness of that shelf registration statement until the earlier of the date all warrants have been exercised and the expiration date of the warrants. Carrier1 International has the ability to suspend the availability of this registration statement for specified time periods.

    NO RIGHTS AS SHAREHOLDERS

    The holders of unexercised warrants are not entitled to receive dividends or other distributions, receive notice of any meeting of the shareholders, consent to any action of the shareholders, receive notice of any other shareholder proceedings, or to any other rights as shareholders of Carrier1 International.

                  DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

    Bankers Trust Company acts as the depositary for the American Depositary Shares. The depositary's offices are located at 4 Albany Street, New York, New York. American Depositary Shares are frequently referred to as ADSs and represent ownership interests in shares that are on deposit with the depositary or its custodian. ADSs are normally represented by certificates that are commonly known as American Depositary Receipts, or ADRs.

    We have appointed the depositary pursuant to a deposit agreement. A copy of the deposit agreement was filed with the United States Securities and Exchange Commission as an exhibit to a registration statement on Form F-6 (File
No. 333-11440). You may obtain a copy of the deposit agreement from the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

    We are providing you with a summary description of the ADSs and your rights as an owner of ADSs. This is only a summary and may not contain all of the information important to you. For complete information, you should review the deposit agreement in its entirety, as well as the form of ADR attached to the deposit agreement.

    Each ADS represents 0.2 of one share on deposit with the custodian. An ADS will also represent any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

    If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound by its terms and by the terms of the ADRs that represent your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. The deposit agreement is governed by New York law.

    As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the "holder."

DIVIDENDS AND DISTRIBUTIONS

    As a holder, you generally have the right to receive the distributions we make on the shares deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

    DISTRIBUTIONS OF CASH

    If we make a cash distribution for the shares on deposit with the custodian, we will notify the depositary. Upon receipt of such notice, if the distribution is not in U.S. dollars, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders.

    The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of shares on deposit.

    DISTRIBUTIONS OF SHARES

    Whenever we make a free distribution of shares for the shares on deposit with the custodian, we will notify the depositary. Upon receipt of such notice, the depositary will either distribute to holders new ADSs representing the shares deposited or modify the ADS to shares ratio, in which case each ADS you hold will represent rights and interests in the additional shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

    The distribution of new ADSs or the modification of the ADS to share ratio upon a distribution of shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new shares so distributed.

    No such distribution of new ADSs will be made if it would violate a law (including the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it will use its best efforts to sell the shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.

    DISTRIBUTIONS OF RIGHTS

    Whenever we intend to distribute rights to purchase additional shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

    The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new shares directly rather than new ADSs.

    The depositary will not distribute the rights to you if:

    - we do not request that the rights be distributed to you or we ask that the rights not be distributed to you, or

    - we fail to deliver satisfactory documents to the depositary, or

    - it is not reasonably practicable to distribute the rights.

    The depositary will attempt to sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The net proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

    OTHER DISTRIBUTIONS

    Whenever we intend to distribute property other than cash, shares or rights to purchase additional shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

    If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

    The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

    The depositary will not distribute the property to you and will sell the property if:

    - we do not request that the property be distributed to you or if we ask that the property not be distributed to you, or

    - we do not deliver satisfactory documents to the depositary, or

    - the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

    The net proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

CHANGES AFFECTING SHARES

    The shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or classification of such shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

    If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the shares held on deposit. The depositary may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

ISSUANCE OF ADSS UPON DEPOSIT OF SHARES

    The depositary may issue ADSs on your behalf if you or your broker deposit shares with the custodian. The depositary will deliver ADRs representing these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the shares to the custodian.

    The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers and will not accept fractions of shares for deposit.

    When you make a deposit of shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

    - the shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained,

    - all preemptive (and similar) rights, if any, with respect to such shares have been validly waived or exercised,

    - you are duly authorized to deposit the shares, and

    - the shares presented for deposit are not, and the ADSs issuable upon such deposit will not be, restricted securities (as defined in the deposit agreement).

    If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

WITHDRAWAL OF SHARES UPON CANCELLATION OF ADSS

    As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the whole number of underlying shares represented by such ADSs at the custodian's offices. In order to withdraw the shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

    The withdrawal of the shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

    You will have the right to withdraw the shares represented by your ADSs at any time except, among other things, for:

    - temporary delays that may arise because (i) the transfer books for the shares or ADSs are closed, or (ii) shares are immobilized on account of a shareholders' meeting or a payment of dividends,

    - obligations to pay fees, taxes and similar charges, and

    - restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of shares on deposit.

    The deposit agreement may not be modified to impair your right to withdraw the shares represented by your ADSs except to comply with mandatory provisions of law.

VOTING RIGHTS

    As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the whole shares represented by your ADSs.

    At our request, the depositary will mail to registered holders of ADSs any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the shares represented by ADSs. To the extent you are not a registered holder of ADSs, you will need to look to the financial institution with whom you hold your ADSs for voting materials.

    If the depositary receives timely voting instructions from a holder of ADSs, it will endeavor to vote the shares represented by the holder's ADSs in accordance with such voting instructions.

    Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Shares for which no voting instructions have been received will not be voted.

FEES AND CHARGES

    As an ADS holder, you will be required to pay the following service fees to the depositary:

SERVICE                                                            FEES
-------                                        ---------------------------------------------
Issuance of ADSs.............................  Up to $.05 per ADS issued

Cancellation of ADSs.........................  Up to $.05 per ADS canceled

Exercise of rights to purchase additional
  ADSs.......................................  Up to $.05 per ADS issued

Distribution of cash upon sale of rights and
  other entitlements.........................  Up to $.02 per ADS held

    As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

    - fees for the transfer and registration of shares (upon deposit and withdrawal of shares),

    - expenses incurred for converting foreign currency into U.S. dollars,

    - expenses for cable, telex and fax transmissions and for delivery of shares, and

    - taxes and duties upon the transfer of shares (when shares are deposited or withdrawn from deposit).

    We have agreed to pay certain other charges and expenses of the depositary. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

AMENDMENTS AND TERMINATION

    We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would prejudice any of their substantial rights under the deposit agreement (except in very limited circumstances enumerated in the deposit agreement).

    You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs for 30 days after notice of the modifications to the deposit agreement are given to you. The deposit agreement cannot be amended to prevent you from withdrawing the shares represented by your ADSs (except as permitted by law).

    We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination.

    Upon termination, the following will occur under the deposit agreement:

    - You will be able to request the cancellation of your ADSs and the withdrawal of the shares represented by your ADSs and the delivery of all other property held by the depositary in respect of those shares on the same terms as prior to the termination. During such six months' period, the depositary will continue to collect all distributions received on the shares on deposit but will not distribute any such property to you until you request the cancellation of your ADSs.

    - After the expiration of such six months' period, the depositary may sell the shares held on deposit. The depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

BOOKS OF DEPOSITARY

    The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

    The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

LIMITATIONS ON OBLIGATIONS AND LIABILITIES

    The deposit agreement limits our obligations and the depositary's obligations to you. Please note the following:

    - We and the depositary are obligated only to take the actions specifically stated in the depositary agreement without negligence or bad faith.

    - The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts without negligence, in good faith and in accordance with the terms of the deposit agreement.

    - We and the depositary disclaim any liability if we are prevented, delayed or forbidden from acting on account of any law or regulation, any provision of our articles of incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

    - We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement.

    - We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares for deposit, any holder of ADSs or authorized representative of any holder, or any other person believed by either of us in good faith to be competent to give such advice or information.

    - We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of shares but is not, under the terms of the deposit agreement, made available to you.

    - We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

PRE-RELEASE TRANSACTIONS

    The depositary may, in certain circumstances, issue ADSs before receiving a deposit of shares or release of shares before receiving ADSs. These transactions are commonly referred to as pre-release transactions. The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (for example, the need to receive collateral, the type of collateral required or the representations required from brokers). The depositary may retain any compensation received from the pre-release transactions.

TAXES

    You will be responsible for the taxes and other governmental charges payable on the ADSs and the shares represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

    The depositary may refuse to issue ADSs, to deliver transfer, split and combine ADRs or to release shares on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

FOREIGN CURRENCY CONVERSION

    The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practicable, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

    If the conversion of foreign currency is not practicable or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

    - convert the foreign currency to the extent practicable and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practicable.

    - distribute the foreign currency to holders entitled to receive such foreign currency.

    - hold the foreign currency (uninvested without liability for interest) for the holders entitled to receive such foreign currency.

                                    TAXATION

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion summarizes certain U.S. federal income tax consequences of the ownership and disposition of common shares or ADSs, which we collectively refer to in this discussion as shares, to U.S. Holders (as defined below). The discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended, known as the Code, its legislative history, judicial authority, current administrative rulings and practice, and existing and proposed Treasury regulations, all as in effect and existing on the date of this prospectus. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the conclusions set forth below, possibly on a retroactive basis. This discussion assumes that any share is or will be held as a capital asset (as defined in Section 1221 of the Code) by the holders of the share. Except as otherwise described in this prospectus, this discussion applies only to a person who is an initial holder or other beneficial owner of shares purchased pursuant to this offering and who is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States, any State of the United States or the District of Columbia,
(iii) an estate that is not a foreign estate for U.S. federal income tax purposes or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons has the authority to control all substantial decisions of such trust (a "U.S. Holder"). Non-U.S. Holders are advised to consult their own tax advisors regarding the tax considerations incident to the acquisition, ownership and disposition of shares. In addition, this discussion does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to other particular holders in light of their personal investment circumstances or status, nor does it discuss the U.S. federal income tax consequences to certain types of holders that may be subject to special rules under the U.S. federal income tax laws, such as persons owning (or treated as owning) 10% or more of the total combined voting power of Carrier1 International, financial institutions, insurance companies, dealers in securities or foreign currency, tax-exempt organizations, foreign corporations or nonresident alien individuals, or persons that hold shares that are a hedge against, or that are hedged against, currency risk or that are part of a straddle or conversion transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

    THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. EACH PURCHASER IS STRONGLY URGED TO CONSULT WITH ITS OWN TAX ADVISORS TO DETERMINE THE IMPACT OF SUCH PURCHASER'S PERSONAL TAX SITUATION ON THE ANTICIPATED TAX CONSEQUENCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES.

SHARES

    GENERAL

    For purposes of the Code, holders of ADSs will be treated as the beneficial owners of the common shares represented by those ADSs.

    Carrier1 International has not paid any dividends on its shares and does not intend to pay dividends in the foreseeable future. See "Dividend Policy". However, if a U.S. Holder receives a dividend on shares generally it will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from the current or accumulated earnings and profits of Carrier1 International as determined under U.S. federal income tax principles. Distributions in excess of the earnings and profits of Carrier1 International generally will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. Holder's basis in the shares and then as gain from the sale or exchange of a capital asset, provided that the shares constitute a capital asset in the hands of the U.S. Holder. Dividends received on shares by U.S. corporate shareholders will not be eligible for the corporate dividends received deduction.

    A U.S. Holder will be entitled to claim a foreign tax credit with respect to income received from Carrier1 International only for foreign taxes (such as withholding taxes), if any, imposed on dividends paid to such U.S. Holder, and not for taxes, if any, imposed on Carrier1 International or on any entity in which Carrier1 International has made an investment. For so long as Carrier1 International is a "United States-owned foreign corporation," distributions with respect to shares that are taxable as dividends generally will be treated as foreign source passive income (or, for U.S. Holders that are "financial service entities" as defined in the Treasury Regulations, financial service income) or U.S. source income for U.S. foreign tax credit purposes, in proportion to the earnings and profits of Carrier1 International in the year of such distribution allocable to foreign and U.S. sources, respectively. For this purpose, Carrier1 International will be treated as a United States-owned foreign corporation so long as stock representing 50% or more of the voting power or value of Carrier1 International is owned, directly, or indirectly, by "United States persons." The rules relating to foreign tax credits are extremely complex, and U.S. Holders should consult their own tax advisors with regard to the availability of a foreign tax credit and the application of the foreign tax credit to their particular situation.

    With certain exceptions, gain or loss on the sale or exchange of shares will be treated as U.S. source capital gain or loss (if such shares are held as a capital asset). Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year at the time of the sale or exchange.

    Various provisions contained in the Code impose special taxes in certain circumstances on U.S. or foreign corporations and their stockholders. The following is a summary of certain provisions which could have an adverse impact on Carrier1 International and the U.S. Holders.

    PERSONAL HOLDING COMPANY

    A corporation that is a personal holding company ("PHC") is subject to a 39.6% tax on its undistributed personal holding company income (generally, U.S. taxable income with certain adjustments, reduced by distributions to shareholders). A corporation which is neither a foreign personal holding company nor a passive foreign investment company (each of which is discussed below) generally is a PHC if (i) more than 50% of the stock of which measured by value is owned, directly or indirectly (taking into account certain ownership attribution rules), by five or fewer individuals (without regard to their citizenship or residence) and (ii) which receives 60% or more of gross income, as specifically adjusted, from certain passive sources. For purposes of this gross income test, a foreign corporation generally only includes taxable income derived from U.S. sources or income that is effectively connected with a U.S. trade or business.

    More than 50% of the outstanding shares of Carrier1 International, by value, may be currently treated as owned (through attribution) by five or fewer individuals, and Carrier1 International believes that the stockholder test may be met on a going forward basis. Carrier1 International anticipates, however, that neither it nor its foreign subsidiaries should be classified as a PHC. In addition, since it is anticipated that Carrier1 International's U.S. subsidiaries will derive most or all of their income from non-passive sources, it further believes that none of such subsidiaries will satisfy the foregoing income test and, thus, will not be classified as a PHC. While Carrier1 International currently believes that neither it nor any of its subsidiaries would be classified as a PHC, it is possible that Carrier1 International or one or more of its subsidiaries would meet the foregoing income test and would qualify as a PHC for that year. Carrier1 International intends to manage its affairs and the affairs of its subsidiaries so as to attempt to avoid or minimize the imposition of the personal holding company tax, to the extent such management of its affairs is consistent with its other business goals.

    FOREIGN PERSONAL HOLDING COMPANY

    In general, if Carrier1 International or any of its foreign corporate subsidiaries were to be classified as a foreign personal holding company ("FPHC"), the undistributed foreign personal holding company income (generally, taxable income with certain adjustments) of Carrier1 International or such subsidiary would be imputed to all of the U.S. Holders who were deemed to hold Carrier1 International's stock or the stock of such subsidiary on the last day of its taxable year. Such income would be taxable to such persons as a dividend, even if no cash dividend were actually paid. U.S. Holders who dispose of their shares prior to such date generally would not be subject to tax under these rules. If Carrier1 International were treated as an FPHC, U.S. Holders who acquire shares from decedents would, in certain circumstances, be denied the step-up of the income tax basis for such shares to fair market value at the date of death which would otherwise have been available and instead would have a tax basis equal to the lower of the fair market value or the decedent's basis.

    A foreign corporation will be classified as an FPHC if (i) five or fewer individuals, who are U.S. citizens or residents, directly or indirectly (taking into account certain ownership attribution rules), own more than 50% of the corporation's stock (measured either by voting power or value) (the "stockholder test") and (ii) the corporation receives at least 60% of its gross income (regardless of source), as specifically adjusted, from certain passive sources (the "income test"). After a corporation becomes an FPHC, the income test percentage for each subsequent taxable year is reduced to 50%.

    Five or fewer individuals who are U.S. citizens or residents currently may be treated as owning a beneficial interest of more than 50% of the voting power of the outstanding shares of Carrier1 International and its foreign corporate subsidiaries for purposes of the FPHC rules, and Carrier1 International believes that the stockholder test may be met on a going forward basis. Carrier1 International believes, however, that neither Carrier1 International nor its foreign corporate subsidiaries, should be classified as an FPHC because Carrier1 International and each of the subsidiaries should not satisfy the foregoing income test.

    While Carrier1 International currently believes that neither it nor any of its foreign corporate subsidiaries would be classified as an FPHC, it is possible that Carrier1 International or one or more of such subsidiaries would meet the foregoing income test in a given taxable year and would qualify as an FPHC for that year. If Carrier1 International concludes that it or any of its foreign corporate subsidiaries would be classified as an FPHC for any profitable taxable year, Carrier1 International intends to manage its affairs and the affairs of the subsidiaries so as to attempt to avoid or minimize having income imputed to the U.S. shareholders under these rules, to the extent such management of its affairs is consistent with its other business goals.

    PASSIVE FOREIGN INVESTMENT COMPANY

    In general, a foreign corporation is a "passive foreign investment company" ("PFIC") if either (i) 75% or more of its gross income constitutes "passive income," or (ii) 50% or more of the average value of its assets produce passive income or are held for the production of passive income. Carrier1 International intends to manage its affairs and the affairs of its subsidiaries so as to avoid or minimize the chances that Carrier1 International will be classified as a PFIC following this offering, to the extent consistent with its other business goals.

    If, however, Carrier1 International becomes a PFIC for any taxable year, U.S. Holders of shares (including certain indirect U.S. Holders) may be subject to reporting requirements and special tax and interest charge upon a sale or other disposition of such shares, or upon the receipt of certain distributions from Carrier1 International, unless such U.S. Holder elected to be taxed annually on its pro rata share of the ordinary earnings and net capital gain of the PFIC or, under certain circumstances, on the difference between the fair market value and the adjusted basis of such shares as described below.

    The special tax is computed by assuming that the gain, if any, with respect to the shares was earned in equal portions throughout the holder's period of ownership. The portion allocable to the year of the disposition is taxed as ordinary income. The portion allocable to each year prior to the year of the disposition is taxed as ordinary income at the maximum marginal tax rate applicable for each such period. The interest charge is imposed on the amount of the special tax in each such prior year that is deemed to arise from the allocation of the gain to such prior year and is charged at the applicable rates imposed on underpayments of U.S. federal income tax for the period commencing on the due date of the tax return for each prior period and ending on the due date of the tax return for the year of the gain. These rules would also apply to the receipt of an "excess distribution" with respect to shares. In general, a shareholder of a PFIC is treated as having received an excess distribution to the extent that the amount of the distribution is more than 125% of the average annual distributions with respect to its shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares).

    If Carrier1 International were a PFIC, U.S. Holders who acquire shares from decedents could be denied the step-up of the income tax basis for such shares which would otherwise have been available.

    Under certain circumstances, a shareholder of a PFIC may elect to treat a PFIC as a "qualified electing fund" (a "QEF"), in which case the electing shareholder would generally not be subject to the special tax rules discussed above. Instead, the electing shareholder would include in its income each year its pro rata share of the PFIC's ordinary earnings and net capital gain, whether or not distributed. If Carrier1 International determines that it is a PFIC, Carrier1 International will provide the requisite information to a shareholder upon reasonable request of such shareholder to enable such shareholder to make the "QEF" election if the shareholder so desires.

    As an alternative election, a mark-to-market election may be made by a U.S. person who owns marketable stock in a PFIC at the close of such person's taxable year. An electing U.S. Holder would, in general, include as ordinary income in each taxable year an amount equal to the increase, if any, in value of its shares for that year (measured at the close of the U.S. Holder's taxable year) and would be allowed a deduction for any decrease in the value of its shares for that year, but only to the extent of previously included mark-to-market income. The mark-to-market election is made with respect to marketable stock in a PFIC on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the IRS. Under applicable Treasury regulations, the term "marketable stock" includes stock of a PFIC that is "regularly traded" on a qualified exchange or other market. For these purposes, a class of stock is regularly traded on a qualified exchange or other market for any calendar year during which such class of stock is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. It is expected that the shares will be treated as marketable stock for these purposes, but no assurances can be given.

    PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE EFFECT OF THE PFIC RULES (INCLUDING THE PROPOSED REGULATIONS) ON THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE SHARES.

    INFORMATION REPORTING AND BACKUP WITHHOLDING

    In general, information reporting requirements will apply to payment of dividends on shares and the proceeds of certain sales of shares in respect of U.S. Holders other than certain exempt persons (such as corporations.) Further, a 31% backup withholding tax will apply to such payment if the U.S. Holder fails to report in full all dividend income and the IRS notifies the payor of such under-reporting or fails to satisfy certain other reporting requirements.

    Any amounts, withheld under the backup withholding rules will be allocated as a credit against such U.S. Holder's U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided the required information is furnished to the IRS. Treasury Regulations, generally effective for payments made after December 31, 2000, modify certain of the certification requirements for backup withholding. It is possible that Carrier1 International and other withholding agents may request a new withholding exemption certification from holders in order to qualify for continued exemption from backup withholding under Treasury Regulations when they become effective.

CERTAIN LUXEMBOURG TAX CONSIDERATIONS

    THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. EACH PURCHASER IS STRONGLY URGED TO CONSULT WITH ITS OWN TAX CONSULTANTS TO DETERMINE POSSIBLE LUXEMBOURG TAX CONSEQUENCES OF A PURCHASE OF SHARES.

    The following summary outlines certain Luxembourg tax consequences to persons who are nonresidents of Luxembourg and who do not have a permanent establishment in Luxembourg ("Non-Resident Holders") with respect to the ownership and disposition of shares. It does not examine tax consequences to residents or to some extent, former residents.

    COMMON STOCK

    Non-Resident Holders of shares are not liable for Luxembourg tax on capital gains on any such shares; PROVIDED, HOWEVER, that if they hold more than 25% of the share capital of Carrier1 International, they are subject to tax on capital gains on the disposal of shares held for not more than six months.

    Dividends paid on shares to Non-Resident Holders are subject to a withholding tax of 25%. Under certain circumstances, European Union Non-Resident Holders may benefit from an exemption of withholding tax. Reductions of the withholding rate may also be provided by tax treaties. In the case of the current treaty between Luxembourg and the United States, the withholding tax is reduced to 12.5% or less, and in the new proposed treaty the rate will be reduced to 15%, PROVIDED that the holder is entitled to claim treaty benefits.

    No inheritance tax is payable by a non-resident holder of shares except if the deceased holder was a resident of Luxembourg at the time of death.

    The issuance of shares will trigger the levy of a capital duty payable by Carrier1 International of 1% of the subscription price.

                              PLAN OF DISTRIBUTION

    The selling shareholders may sell their common shares that they purchase upon exercise of their warrants, from time to time. The selling shareholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sale may be made on the Neuer Markt segment of the Frankfurt Stock Exchange, the Nasdaq National Market or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling shareholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

    - a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

    - purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus,

    - an exchange distribution in accordance with the rules of such exchange,

    - ordinary brokerage transactions and transactions in which the broker solicits purchasers, or

    - in privately negotiated transactions.

    To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in the resales. The selling shareholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders also may sell shares short and redeliver the shares to close out such short positions. The selling shareholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares under this prospectus. The selling shareholders also may lend or pledge the shares to a broker-dealer. The broker-dealer may sell the share so lent, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

    Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling shareholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling shareholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933 (the "Securities Act") in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. We have not been advised by any selling shareholders that they have entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

    To comply with the securities laws of certain jurisdictions, the shares will be sold only through registered or licensed brokers or dealers if required. In addition, in certain jurisdictions the shares may not be sold unless they have been registered or qualified for sale in the applicable jurisdiction or an exemption from the registration or qualification requirement is available and is complied with.

    Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common shares for a period of two business days prior to the commencement of such distribution. In addition, each selling shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common shares by the selling shareholders. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

    We will file a supplement to this prospectus, if required, to comply with Rule 424(b) under the Securities Act upon being notified by a selling shareholder that any material arrangements have been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

    - the name of each such selling shareholder and of the participating broker-dealer(s),

    - the number of shares involved,

    - the price at which such shares were sold,

    - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

    - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

    - other facts material to the transaction.

    We will bear all costs, expenses and fees in connection with the registration of the shares. The selling shareholders will bear all commissions and discounts, if any, attributable to the sales of the shares. We have agreed to indemnify the selling shareholders against certain civil liabilities, including certain liabilities under the Securities Act and the selling shareholders have agreed to indemnify us against certain civil liabilities, including certain liabilities under the Securities Act.


    In addition, Victor A. Pelson, a member of our board, is a Senior Advisor to Warburg Dillon Read (one of the underwriters of our February 2000 IPO).


                                 LEGAL MATTERS

    Bonn & Schmitt & Steichen, our special Luxembourg counsel, will pass upon the validity of the shares.

                                    EXPERTS

    The consolidated financial statements and the related financial statement schedule incorporated by reference from our Annual Report on form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche Experta AG, independent auditors, as stated in their report, incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

    We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at the public reference facilities maintained by the

Commission at the Commission's Public Reference Room, which is located at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

    You may also obtain information about us from the following regional offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Please call 1-800-SEC-0330 for further information on the public reference rooms. Our filings will also be available to the public from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov. Copies of the information we file with the Commission may also be read at the offices of the National Association of Securities Dealers at 1735 K Street, N.W., Washington, D.C. 20006. We are also subject to periodic reporting requirements in the Netherlands. Accordingly, we file information with the Securities Board of the Netherlands.

    Statements in this prospectus concerning the contents of any contract, agreement or other document are not necessarily complete. If we filed as an exhibit to any of our public filings any of the contracts, agreements or other documents referred to in this prospectus, you should read the exhibit for a more complete understanding of the document or matter involved.

INCORPORATION OF DOCUMENTS BY REFERENCE

    We have incorporated information into this prospectus by reference. This means we have disclosed information to you by referring you to another document we filed with the Commission. We will make those documents available to you without charge upon your oral or written request. Requests for these documents should be directed to Carrier 1 International GmbH, Militarstrasse 36, CH-8004 Zurich, Switzerland, Attention: Investor Relations, telephone:
011-41-1-297-2600.

    The information in the following documents we filed with the Commission (File No. 001-15693) is incorporated by reference in this prospectus:

    - Annual Report on Form 10-K for the year ended December 31, 1999, filed with the Commission on March 30, 2000;

    - Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed with the Commission on May 9, 2000; and

    - Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed with the Commission on August 8, 2000.

    We are also incorporating by reference additional documents we may file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offering. This additional information is a part of this prospectus from the date of filing of those documents.

    Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    The information relating to us contained in this prospectus should be read together with the information in the documents incorporated or deemed to be incorporated by reference. In addition, some of the information, including financial information, contained in this prospectus or incorporated or deemed to be incorporated in this prospectus by reference should be read in conjunction with documents filed with the Commission by Carrier1 International S.A.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Set forth below is an estimate of the fees and expenses to be incurred by Carrier1 International S.A. in connection with the issuance and distribution of the shares, par value $2.00 per share, offered hereby.

                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
Securities and Exchange Commission Registration Fee.........   $ 18,430
Legal Fees and Expenses.....................................    150,000
Accounting Fees.............................................     60,000
Printing and Engraving Costs................................     30,000
Transfer Agent and Registration Fees........................     50,000
Miscellaneous Expenses......................................     50,000
                                                               --------
  Total.....................................................   $358,430
                                                               ========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Under Luxembourg law, civil liability of directors both to the company and to third parties is generally considered to be a matter of public policy. It is possible that Luxembourg courts would declare void an explicit or even implicit contractual limitation on directors' liability to Carrier1 International S.A. Carrier1 International S.A., however, can validly agree to indemnify the directors against the consequences of liability actions brought by third parties (including shareholders if such shareholders have personally suffered a damage which is independent of and distinct from the damage caused to the company).

    Under Luxembourg law, an employee of Carrier1 International S.A. can only be liable to Carrier1 International S.A. for damages brought about by his or her willful acts or gross negligence. Any arrangement providing for the indemnification of officers against claims of Carrier1 would be contrary to public policy. Employees are liable to third parties under general tort law and may enter into arrangements with Carrier1 International S.A. providing for indemnification against third party claims.

    Under Luxembourg law, an indemnification agreement can never cover a willful act or gross negligence.

    Carrier1's articles of incorporation provide for the indemnification of officers and directors (the "Agreement"), having terms substantially similar to the following:


    The corporation shall indemnify any director, any member of any committee designated by the board of directors and any fonde de pouvoir and his or her heirs, executors and administrators, against expenses (including attorneys' fees), judgments and fines in connection with any action, suit or proceeding or appeal therefrom, to which he or she may be made a party by reason of his or her being or having been a director or a member of any committee designated by the board of directors or a fonde de pouvoir of the corporation, or, at the request of the corporation, of any other corporation, partnership, joint venture, trust or other enterprise in which the corporation holds a direct or indirect ownership interest or of which the corporation is a direct or indirect creditor and by which he or she is not entitled to be indemnified, provided that he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful; and in the event of a settlement, such indemnification shall be provided for all expenses incurred and amounts paid in connection with such settlement unless the corporation is advised by its legal counsel that the person to be indemnified did not meet the above-indicated standard of conduct; except that in the case of an action or suit brought by the corporation against such a director, committee member or fonde de pouvoir to procure a judgment in favor of the corporation (1) such indemnification shall be limited to expenses (including attorneys' fees) actually and reasonably incurred by such person in the defense or settlement of such action or suit, and (2) notwithstanding any other provisions hereof, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Luxembourg Courts or the courts in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such costs and expenses as the Luxembourg Court or such other court may deem legal and proper.



    The corporation may purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director, committee member or fonde de pouvoir of the corporation, or is or was serving at the request of the corporation in any equivalent position in any such other corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him or on his behalf in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the Agreement, provided that such insurance is available on acceptable terms, which determination shall be made by a vote of a majority of the entire board of directors. If the Agreement or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each such director, committee member or fonde de pouvoir and may indemnify each employee or agent of the corporation as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the corporation, to the fullest extent permitted by any applicable portion of the Agreement that shall not have been invalidated and to the fullest extent permitted by applicable law.



    Subject to the applicable provisions of Luxembourg law and in particular
Section 59 of the Luxembourg Law on Commercial Companies, no director, committee member or fonde de pouvoir of the corporation shall be liable to the corporation or its stockholders for his actions or omissions when performing his duties as a director, committee member or fonde de pouvoir, provided that nothing contained in the Agreement shall eliminate or limit the liability of a director, committee member or fonde de pouvoir (i) for any breach of his duty of loyalty to the corporation or its stockholder, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, or
(iii) for any transaction from which the director derived an improper personal benefit.


ITEM 16.  EXHIBITS

(A)  EXHIBITS

EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
         3.1            Articles of Incorporation of Carrier1 International S.A.*

         4.1            Indenture, dated as of February 19, 1999, between Carrier1
                        International S.A. and the Chase Manhattan Bank, as Trustee,
                        relating to Carrier1 International S.A.'s 13 1/4% Senior
                        Dollar Notes Due 2009 (filed as Exhibit 4.1 to the
                        Registrant's Registration Statement on Form S-4 (No.
                        333-75195) (the "Registrant's Form S-4"))*

         4.2            Form of 13 1/4% Senior Dollar Note (included in Exhibit 4.1 to this registration statement)

         4.3            Indenture, dated as of February 19, 1999, between Carrier1
                        International S.A. and the Chase Manhattan Bank, as Trustee,
                        relating to Carrier1 International S.A.'s 13 1/4% Senior
                        Euro Notes Due 2009 (filed as Exhibit 4.3 to the
                        Registrant's Form S-4)*

         4.4            Form of 13 1/4% Senior Euro Note (included in Exhibit 4.3 to this registration statement)

EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
         4.5            Notes Registration Rights Agreement, dated February 12,
                        1999, among Carrier1 International S.A., Morgan Stanley &
                        Co. Incorporated, Salomon Smith Barney Inc., Warburg Dillon
                        Read LLC and Bear, Stearns & Co. Inc. (filed as Exhibit 4.5 to the Registrant's Form S-4)*

         4.6            U.S. Dollar Collateral Pledge and Security Agreement, dated as of February 19, 1999, among Carrier1 International S.A.,
                        The Chase Manhattan Bank, as Trustee and The Chase Manhattan
                        Bank, as securities intermediary (filed as Exhibit 4.6 to
                        the Registrant's Form S-4)*

         4.7            Euro Collateral Pledge and Security Agreement, dated as of
                        February 19, 1999, among Carrier1 International S.A., The
                        Chase Manhattan Bank, as Trustee and The Chase Manhattan
                        Bank AG, as securities intermediary (filed as Exhibit 4.7 to the Registrant's Form S-4)*

         4.8            Loan Agreement, dated June 25, 1999, between Carrier1
                        International S.A. as Borrower, the Lenders and Financial
                        Institutions named therein, and Nortel Networks Inc. as Agent (filed as Exhibit 4.8 to the Registrant's Form S-4)*

         4.9            Credit Agreement, dated as of December 21, 1999, among
                        Carrier1 International S.A., certain of its subsidiaries as
                        Borrowers and certain of its subsidiaries as Guarantors, the
                        Lenders and Financial Institutions named therein, and Morgan
                        Stanley Senior Funding, Inc. and Citibank, N.A. as Lead
                        Arrangers and Morgan Stanley Senior Funding, Inc. as
                        Administrative Agent and Security Agent (filed as Exhibit
                        4.9 to the Registrant's Registration Statement on Form S-1
                        (No. 333-94541) (the "Registrant's Form S-1"))*

         4.10           Form of Deposit Agreement between Bankers Trust Company and
                        Carrier1 International, including form of Depositary Receipt
                        (previously filed as exhibit (a) to Registrant's
                        Registration Statement on Form F-6 (No. 333-11440))*

         5.1            Opinion of Bonn & Schmitt & Steichen*

        10.1            Dollar Warrant Agreement, dated as of February 19, 1999,
                        between Carrier1 International S.A. and The Chase Manhattan
                        Bank, as Warrant Agent (filed as Exhibit 10.1 to the
                        Registrant's Form S-4)*

        10.2            Euro Warrant Agreement, dated as of February 19, 1999,
                        between Carrier1 International S.A. and The Chase Manhattan
                        Bank, as Warrant Agent (filed as Exhibit 10.2 to the
                        Registrant's Form S-4)*

        10.3            Warrants Registration Rights Agreement, dated as of February
                        12, 1999, between Carrier1 International S.A. and The Chase
                        Manhattan Bank, as Warrant Agent (filed as Exhibit 10.3 to the Registrant's Form S-4)*

        10.4            Carrier1 International S.A. 1999 Share Option Plan (filed as
                        Exhibit 10.4 to the Registrant's Form S-4)*

        10.5            Master Option Agreement, dated as of December 30, 1998,
                        among Carrier1 International S.A., Carrier One LLC, Carrier1
                        International GmbH, Carrier1 B.V., Carrier1 France S.A.R.L.,
                        Carrier1 U.K. Limited and Carrier1 GmbH & Co. AG (filed as
                        Exhibit 10.5 to the Registrant's Form S-4)*

        10.6            Form of Option Agreement (filed as Exhibit 10.6 to the
                        Registrant's Form S-4)*

        10.7            Employment Agreement, dated as of March 4, 1998, between
                        Carrier One AG and Stig Johansson (filed as Exhibit 10.7 to the Registrant's Form S-4)*

        10.8            Employment Agreement, dated as of March 4, 1998, between
                        Carrier One AG and Eugene A. Rizzo (filed as Exhibit 10.8 to the Registrant's Form S-4)*

EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
        10.9            Employment Agreement, dated as of March 26, 1998, between
                        Carrier One AG and Terje Nordahl (filed as Exhibit 10.9 to the Registrant's Form S-4)*

        10.10           Employment Agreement, dated as of March 4, 1998, between
                        Carrier One AG and Joachim Bauer (filed as Exhibit 10.10 to the Registrant's Form S-4)*

        10.11           Employment Agreement, dated as of March 4, 1998, between
                        Carrier One AG and Kees van Ophem (filed as Exhibit 10.11 to the Registrant's Form S-4)*

        10.12           Securities Purchase Agreement, dated as of March 1, 1999,
                        among Carrier1 International S.A., Carrier One LLC and the employee investors named therein (filed as Exhibit 10.12 to the Registrant's Form S-4)*

        10.13           Registration Rights Agreement, dated as of March 1, 1999,
                        among Carrier1 International S.A., Carrier One LLC, Stig
                        Johansson, Joachim Bauer, Gene Rizzo, Kees van Ophem, Terje
                        Nordahl and the other parties named therein (filed as
                        Exhibit 10.13 to the Registrant's Form S-4)*

        10.14           Securityholders' Agreement, dated as of March 1, 1999, among
                        Carrier1 International S.A. and the employee investors named therein (filed as Exhibit 10.14 to the Registrant's
                        Form S-4)*

        10.15           Development Agreement, dated as of February 19, 1999 by and among ViCaMe Infrastructure Development GmbH, Viatel German
                        Asset GmbH, Carrier 1 Fiber Network GmbH & Co. oHG,
                        Metromedia Fiber Network GmbH, Viatel, Inc. and Metromedia
                        Fiber Network, Inc. (filed as Exhibit 10.15 to the
                        Registrant's Form S-4)* ++

        10.16           Amendment No. 1 to Securityholders' Agreement and
                        Registration Rights Agreement, dated as of March 1, 1999
                        (filed as Exhibit 10.16 to the Registrant's Form S-4)*

        10.17           Amendment No. 2 to Securityholders' Agreement and Securities
                        Purchase Agreement, dated as of March 1, 1999 (filed as
                        Exhibit 10.17 to the Registrant's Form S-4)*

        10.18           Amendment No. 3 to Securityholders' Agreement and Securities
                        Purchase Agreement, dated as of March 1, 1999 (filed as
                        Exhibit 10.18 to the Registrant's Form S-4)*

        10.19           Amendment No. 4 to Securityholders' Agreement and Securities
                        Purchase Agreement, dated as of March 1, 1999 (filed as
                        Exhibit 10.19 to the Registrant's Form S-4)*

        10.20           Amended and Restated Shareholders Agreement, dated as of
                        January 13, 2000, among Carlyle Hubco International
                        Partners, L.P., iaxis B.V., Carrier1 International S.A.,
                        Providence Equity Hubco (Cayman) L.P., and Hubco S.A. (filed as Exhibit 10.1 to the Registrant's periodic report filed on
                        Form 8-K /A dated January 4, 2000 (the "Registrant's
                        Form 8-K/A"))* ++

        10.21           Strategic Anchor Tenant Agreement, dated November 23, 1999, between Carrier1 International S.A. and Hubco S.A. (filed as
                        Exhibit 10.3 to the Registrant's
                        Form 8-K /A)* ++

        10.22           Registration Rights Agreement, dated November 23, 1999, by and among The Carlyle entities named therein, iaxis B.V.,
                        Carrier1 International S.A., Providence Equity Partners III
                        L.P., Providence Equity Operating Partners III L.P. and
                        Hubco S.A. (filed as Exhibit 10.2 to the Registrant's
                        periodic report filed on Form 8-K/A dated February 17, 2000
                        (the "Registrant's Revised Form 8-K/A"))*

        10.23           Amendment No. 1 to Registration Rights Agreement, dated as of January 13, 2000, by and among Hubco S.A. and the Persons listed on the signature pages thereto (filed as Exhibit 10.4 to the Registrant's Revised Form 8-K/A)*

EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
        10.24           Amendment Agreement, dated as of August 23, 2000, by and
                        among Carrier1 International S.A., Carrier One LLC and the persons listed in Schedule A thereto.

        21.1 List of Subsidiaries of Carrier1 International S.A. (filed as Exhibit 21.1 to the Registrant's Form S-1)*

        23.1            Consent of Deloitte & Touche Experta AG

        23.2            Consent of Bonn & Schmitt & Steichen*

        24.1            Power of Attorney from Glenn M. Creamer*

        24.2            Power of Attorney from Jonathan E. Dick*

        24.3            Power of Attorney from Stig Johansson*

        24.4            Power of Attorney from Mark A. Pelson*

        24.5            Power of Attorney from Victor A. Pelson*

        24.6            Power of Attorney from Thomas J. Wynne*

        24.7            Power of Attorney from Joachim W. Bauer*

        24.8            Certified Resolution as to Power of Attorney*


------------------------

*   Previously filed.

++ Previously filed under a request for confidential treatment.


ITEM 17.  UNDERTAKINGS


    The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    Provided, however, that paragraphs 1(i) and 1(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the undersigned registrant pursuant to Section 13 or
    Section 15(a) of the Securities Exchange Act of 1934 that are incorporated herein by reference.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby further undertakes, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Zurich on October 20, 2000.


                                                       CARRIER1 INTERNATIONAL, S.A.

                                                       By:                      *
                                                            -----------------------------------------
                                                                       Name: Stig Johansson
                                                                Title: CHIEF EXECUTIVE OFFICER AND
                                                                            PRESIDENT

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


                  SIGNATURE                         CAPACITY IN WHICH SIGNED              DATE
                  ---------                         ------------------------              ----
                      *                        Director, Chief Executive Officer
    ------------------------------------         and President (Principal           October 20, 2000
               Stig Johansson                    Executive Officer)

                      *                        Chief Financial Officer (Principal
    ------------------------------------         Financial Officer and Principal    October 20, 2000
              Joachim W. Bauer                   Accounting Officer)

                      *
    ------------------------------------       Director                             October 20, 2000
              Glenn M. Creamer

                      *
    ------------------------------------       Director                             October 20, 2000
              Jonathan E. Dick

                      *
    ------------------------------------       Director                             October 20, 2000
               Mark A. Pelson

                      *
    ------------------------------------       Director                             October 20, 2000
              Victor A. Pelson

                      *
    ------------------------------------       Director                             October 20, 2000
               Thomas J. Wynne

CARRIER 1, INC.    Authorized Representative in the U.S.

 By:                        *                                                             October 20, 2000
             -------------------------------
                    Joachim W. Bauer
                      ITS SECRETARY

*By:               /s/ KEES VAN OPHEM                                                     October 20, 2000
             -------------------------------
                  BY POWER OF ATTORNEY

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
         3.1            Articles of Incorporation of Carrier1 International S.A.*
         4.1            Indenture, dated as of February 19, 1999, between Carrier1
                        International S.A. and the Chase Manhattan Bank, as Trustee,
                        relating to Carrier1 International S.A.'s 13 1/4% Senior
                        Dollar Notes Due 2009 (filed as Exhibit 4.1 to the
                        Registrant's Registration Statement on Form S-4 (No.
                        333-75195) (the "Registrant's Form S-4"))*
         4.2            Form of 13 1/4% Senior Dollar Note (included in Exhibit 4.1 to this registration statement)
         4.3            Indenture, dated as of February 19, 1999, between Carrier1
                        International S.A. and the Chase Manhattan Bank, as Trustee,
                        relating to Carrier1 International S.A.'s 13 1/4% Senior
                        Euro Notes Due 2009 (filed as Exhibit 4.3 to the
                        Registrant's Form S-4)*
         4.4            Form of 13 1/4% Senior Euro Note (included in Exhibit 4.3 to this registration statement)
         4.5            Notes Registration Rights Agreement, dated February 12,
                        1999, among Carrier1 International S.A., Morgan Stanley &
                        Co. Incorporated, Salomon Smith Barney Inc., Warburg Dillon
                        Read LLC and Bear, Stearns & Co. Inc. (filed as Exhibit 4.5 to the Registrant's Form S-4)*
         4.6            U.S. Dollar Collateral Pledge and Security Agreement, dated as of February 19, 1999, among Carrier1 International S.A.,
                        The Chase Manhattan Bank, as Trustee and The Chase Manhattan
                        Bank, as securities intermediary (filed as Exhibit 4.6 to
                        the Registrant's Form S-4)*
         4.7            Euro Collateral Pledge and Security Agreement, dated as of
                        February 19, 1999, among Carrier1 International S.A., The
                        Chase Manhattan Bank, as Trustee and The Chase Manhattan
                        Bank AG, as securities intermediary (filed as Exhibit 4.7 to the Registrant's Form S-4)*
         4.8            Loan Agreement, dated June 25, 1999, between Carrier1
                        International S.A. as Borrower, the Lenders and Financial
                        Institutions named therein, and Nortel Networks Inc. as
                        Agent (filed as Exhibit 4.8 to the Registrant's Form S-4)*
         4.9            Credit Agreement, dated as of December 21, 1999, among
                        Carrier1 International S.A., certain of its subsidiaries as
                        Borrowers and certain of its subsidiaries as Guarantors, the
                        Lenders and Financial Institutions named therein, and Morgan
                        Stanley Senior Funding, Inc. and Citibank, N.A. as Lead
                        Arrangers and Morgan Stanley Senior Funding, Inc. as
                        Administrative Agent and Security Agent (filed as Exhibit
                        4.9 to the Registrant's Registration Statement on Form S-1
                        (No. 333-94541) (the "Registrant's Form S-1"))*
         4.10           Form of Deposit Agreement between Bankers Trust Company and
                        Carrier1 International, including form of Depositary Receipt
                        (previously filed as exhibit (a) to Registrant's
                        Registration Statement on Form F-6 (No. 333-11440))*
         5.1            Opinion of Bonn & Schmitt & Steichen*
        10.1            Dollar Warrant Agreement, dated as of February 19, 1999,
                        between Carrier1 International S.A. and The Chase Manhattan
                        Bank, as Warrant Agent (filed as Exhibit 10.1 to the
                        Registrant's Form S-4)*
        10.2            Euro Warrant Agreement, dated as of February 19, 1999,
                        between Carrier1 International S.A. and The Chase Manhattan
                        Bank, as Warrant Agent (filed as Exhibit 10.2 to the
                        Registrant's Form S-4)*
        10.3            Warrants Registration Rights Agreement, dated as of
                        February 12, 1999, between Carrier1 International S.A. and
                        The Chase Manhattan Bank, as Warrant Agent (filed as Exhibit
                        10.3 to the Registrant's Form S-4)*
        10.4            Carrier1 International S.A. 1999 Share Option Plan (filed as
                        Exhibit 10.4 to the Registrant's Form S-4)*
        10.5            Master Option Agreement, dated as of December 30, 1998,
                        among Carrier1 International S.A., Carrier One LLC, Carrier1
                        International GmbH, Carrier1 B.V., Carrier1 France S.A.R.L.,
                        Carrier1 U.K. Limited and Carrier1 GmbH & Co. AG (filed as
                        Exhibit 10.5 to the Registrant's Form S-4)*
        10.6            Form of Option Agreement (filed as Exhibit 10.6 to the
                        Registrant's Form S-4)*

EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
        10.7            Employment Agreement, dated as of March 4, 1998, between
                        Carrier One AG and Stig Johansson (filed as Exhibit 10.7 to the Registrant's Form S-4)*
        10.8            Employment Agreement, dated as of March 4, 1998, between
                        Carrier One AG and Eugene A. Rizzo (filed as Exhibit 10.8 to the Registrant's Form S-4)*
        10.9            Employment Agreement, dated as of March 26, 1998, between
                        Carrier One AG and Terje Nordahl (filed as Exhibit 10.9 to the Registrant's Form S-4)*
        10.10           Employment Agreement, dated as of March 4, 1998, between
                        Carrier One AG and Joachim Bauer (filed as Exhibit 10.10 to the Registrant's Form S-4)*
        10.11           Employment Agreement, dated as of March 4, 1998, between
                        Carrier One AG and Kees van Ophem (filed as Exhibit 10.11 to the Registrant's Form S-4)*
        10.12           Securities Purchase Agreement, dated as of March 1, 1999,
                        among Carrier1 International S.A., Carrier One LLC and the employee investors named therein (filed as Exhibit 10.12 to the Registrant's Form S-4)*
        10.13           Registration Rights Agreement, dated as of March 1, 1999,
                        among Carrier1 International S.A., Carrier One LLC, Stig
                        Johansson, Joachim Bauer, Gene Rizzo, Kees van Ophem, Terje
                        Nordahl and the other parties named therein (filed as
                        Exhibit 10.13 to the Registrant's Form S-4)*
        10.14           Securityholders' Agreement, dated as of March 1, 1999, among
                        Carrier1 International S.A. and the employee investors named therein (filed as Exhibit 10.14 to the Registrant's
                        Form S-4)*
        10.15           Development Agreement, dated as of February 19, 1999 by and among ViCaMe Infrastructure Development GmbH, Viatel German
                        Asset GmbH, Carrier 1 Fiber Network GmbH & Co. oHG,
                        Metromedia Fiber Network GmbH, Viatel, Inc. and Metromedia
                        Fiber Network, Inc. (filed as Exhibit 10.15 to the
                        Registrant's Form S-4)* ++
        10.16           Amendment No. 1 to Securityholders' Agreement and
                        Registration Rights Agreement, dated as of March 1, 1999
                        (filed as Exhibit 10.16 to the Registrant's Form S-4)*
        10.17           Amendment No. 2 to Securityholders' Agreement and Securities
                        Purchase Agreement, dated as of March 1, 1999 (filed as
                        Exhibit 10.17 to the Registrant's Form S-4)*
        10.18           Amendment No. 3 to Securityholders' Agreement and Securities
                        Purchase Agreement, dated as of March 1, 1999 (filed as
                        Exhibit 10.18 to the Registrant's Form S-4)*
        10.19           Amendment No. 4 to Securityholders' Agreement and Securities
                        Purchase Agreement, dated as of March 1, 1999 (filed as
                        Exhibit 10.19 to the Registrant's Form S-4)*
        10.20           Amended and Restated Shareholders Agreement, dated as of
                        January 13, 2000, among Carlyle Hubco International
                        Partners, L.P., iaxis B.V., Carrier1 International S.A.,
                        Providence Equity Hubco (Cayman) L.P., and Hubco S.A. (filed as Exhibit 10.1 to the Registrant's periodic report filed on
                        Form 8-K /A dated January 4, 2000 (the "Registrant's
                        Form 8-K/A"))* ++
        10.21           Strategic Anchor Tenant Agreement, dated November 23, 1999, between Carrier1 International S.A. and Hubco S.A. (filed as
                        Exhibit 10.3 to the Registrant's Form 8-K/A)* ++
        10.22           Registration Rights Agreement, dated November 23, 1999, by and among The Carlyle entities named therein, iaxis B.V.,
                        Carrier1 International S.A., Providence Equity Partners III
                        L.P., Providence Equity Operating Partners III L.P. and
                        Hubco S.A. (filed as Exhibit 10.2 to the Registrant's
                        periodic report filed on Form 8-K/A dated February 17, 2000
                        (the "Registrant's Revised Form 8-K/A"))*
        10.23           Amendment No. 1 to Registration Rights Agreement, dated as of January 13, 2000, by and among Hubco S.A. and the Persons listed on the signature pages thereto (filed as Exhibit 10.4 to the Registrant's Revised Form 8-K/A)*
        10.24           Amendment Agreement, dated as of August 23, 2000, by and
                        among Carrier1 International S.A., Carrier One LLC and the persons listed in Schedule A thereto.
        21.1            List of Subsidiaries of Carrier1 International S.A. (filed as Exhibit 21.1 to the Registrant's Form S-1)*
        23.1            Consent of Deloitte & Touche Experta AG
        23.2            Consent of Bonn & Schmitt & Steichen*

EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
        24.1            Power of Attorney from Glenn M. Creamer*
        24.2            Power of Attorney from Jonathan E. Dick*
        24.3            Power of Attorney from Stig Johansson*
        24.4            Power of Attorney from Mark A. Pelson*
        24.5            Power of Attorney from Victor A. Pelson*
        24.6            Power of Attorney from Thomas J. Wynne*
        24.7            Power of Attorney from Joachim W. Bauer*
        24.8            Certified Resolution as to Power of Attorney*


------------------------

*   Previously filed.

++ Previously filed under a request for confidential treatment.